   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 28, 2002



                                                      REGISTRATION NO. 333-81214

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 PRE-EFFECTIVE


                                   AMENDMENT


                                     NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           R&G FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

                     PUERTO RICO                                                  66-0532217
             (State or other jurisdiction                                      (I.R.S. employer
          of incorporation or organization)                                  identification no.)

                           280 JESUS T. PINERO AVENUE
                          SAN JUAN, PUERTO RICO 00918
                                 (787) 758-2424
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                VICTOR J. GALAN
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           R&G FINANCIAL CORPORATION
                           280 JESUS T. PINERO AVENUE
                          SAN JUAN, PUERTO RICO 00918
                                 (787) 758-2424
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                WITH COPIES TO:

                NORMAN B. ANTIN, ESQ.                                   AURELIO EMANUELLI-FREESE, ESQ.
                JEFFREY D. HAAS, ESQ.                                 FIDDLER GONZALEZ & RODRIGUEZ, LLP
               KELLEY DRYE & WARREN LLP                                           TORRE BBVA
              8000 TOWERS CRESCENT DRIVE                             #254 MUNOZ RIVERA AVENUE, 8TH FLOOR
                      SUITE 1200                                         SAN JUAN, PUERTO RICO 00918
                VIENNA, VIRGINIA 22182

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED MAXIMUM
                  TITLE OF EACH CLASS OF                          AGGREGATE OFFERING                AMOUNT OF
                SECURITIES TO BE REGISTERED                            PRICE(1)                REGISTRATION FEE(2)
-----------------------------------------------------------------------------------------------------------------------
Noncumulative Perpetual Monthly Income Preferred Stock,
  Series D.................................................          $69,000,000                      $1,058
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------


(1) Pursuant to Rule 457(c) under the Securities Act of 1933, as amended, the proposed maximum aggregate offering price is estimated solely for purposes of calculating the registration fee.


(2)The sum of $5,290 was paid in connection with the filing of the initial registration statement.

                             ---------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE SECURITIES AND EXCHANGE COMMISSION DECLARES OUR REGISTRATION STATEMENT EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


PRELIMINARY PROSPECTUS   Subject to completion and amendment   February 28, 2002

--------------------------------------------------------------------------------


2,400,000 SHARES


(R&G FINANCIAL CORPORATION LOGO)


       % NONCUMULATIVE PERPETUAL MONTHLY INCOME PREFERRED STOCK, SERIES D

--------------------------------------------------------------------------------


R&G Financial Corporation is a Puerto Rico chartered, financial holding company that operates R&G Mortgage Corp., the second largest mortgage company in Puerto Rico, and R-G Premier Bank, a Puerto Rico commercial bank. R&G Financial is
offering to the public 2,400,000 shares of its   % Noncumulative Perpetual
Monthly Income Preferred Stock, Series D. The Series D Preferred Stock has the following characteristics:



     - Annual dividends of $      per share, payable monthly, if declared by the
       board of directors. Missed dividends never have to be paid.



     - Redeemable at R&G Financial's option beginning on March 1, 2007.


     - No mandatory redemption or stated maturity.


There is currently no public market for the Series D Preferred Stock. R&G Financial has received approval to list the Series D Preferred Stock on the Nasdaq Stock Market under the symbol "RGFCM." Trading of the Series D Preferred Stock on the Nasdaq Stock Market is expected to commence not later than 30 days after the initial delivery of the Series D Preferred Stock.



BEFORE BUYING ANY OF THESE SECURITIES, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 12.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR COMMONWEALTH OF PUERTO RICO SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.


                                                              PER SHARE                          TOTAL
------------------------------------------------------------------------------------------------------
Public offering price                                         $ 25.0000                   $ 60,000,000
------------------------------------------------------------------------------------------------------
Underwriting discounts                                        $  0.7875                   $  1,890,000
------------------------------------------------------------------------------------------------------
Proceeds, before expenses, to R&G Financial                   $ 24.2125                   $ 58,110,000
------------------------------------------------------------------------------------------------------



R&G Financial has granted the underwriters a 30-day option to purchase up to an additional 360,000 shares of the Series D Preferred Stock to cover over-allotments at $25.00 per share less the underwriting discounts and commissions.


                  UBS PAINEWEBBER INCORPORATED OF PUERTO RICO

FRIEDMAN BILLINGS RAMSEY
               KEEFE, BRUYETTE & WOODS, INC.
                               ORIENTAL FINANCIAL SERVICES
                                            POPULAR SECURITIES
                                                      SANTANDER SECURITIES

2

--------------------------------------------------------------------------------


Prospective investors may rely only on the information incorporated by reference or contained in this prospectus. Neither R&G Financial nor any underwriter has authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is complete and accurate only as of the date set forth on the front cover, regardless of the time of delivery of this prospectus or any sale of these securities. In this prospectus, the "Company," "we," "us" and "our" refer to R&G Financial.


TABLE OF CONTENTS
--------------------------------------------------------------------------------


Prospectus summary....................       3
Risk factors..........................      12
Forward-looking statements............      17
Use of proceeds.......................      17
Capitalization........................      18
Selected consolidated financial and
  other data..........................      19
Summary of certain terms of the Series
  D Preferred Stock...................      22
Description of capital stock..........      29
Taxation..............................      32
Underwriting..........................      40
Incorporation of certain documents by
  reference...........................      42
Where you can find more information...      42
Legal matters.........................      43
Experts...............................      43

Prospectus summary


This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all the information you should consider. You should also read the more detailed information set out in this prospectus or incorporated by reference into this prospectus and the "Risk factors" section beginning on page 12.



Unless otherwise stated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase any of the 360,000 shares of Series D Preferred Stock subject to that option.


THE COMPANY

GENERAL
R&G Financial is a Puerto Rico chartered, financial holding company that operates R&G Mortgage Corp., the second largest mortgage company in Puerto Rico, and R-G Premier Bank, a Puerto Rico commercial bank. Through R&G Mortgage, we also operate The Mortgage Store of Puerto Rico, Inc., a Puerto Rico mortgage company, and through R-G Premier Bank, we operate Continental Capital Corp., a Huntington Station, New York mortgage banking company. We also operate Home and Property Insurance Corporation, a Puerto Rico insurance agency, and R&G Investments Corporation, a licensed broker-dealer.


In December 2001, we entered into a definitive merger agreement pursuant to which we will acquire The Crown Group, Inc., a Florida corporation, and its wholly-owned savings bank subsidiary, Crown Bank, a Federal Savings Bank, hereinafter collectively referred to as "Crown." Crown, which had total assets of $647 million, total deposits of $452 million and stockholders' equity of $78 million as of September 30, 2001, operates in the Tampa-St. Petersburg-Clearwater and Orlando metropolitan areas through 14 full-service offices.


The Orlando market is one of the fastest growing markets in Florida, both generally and for Hispanics in particular, and provides us with what we believe is a cost effective way to access the Hispanic markets in the United States, while providing a strong platform for further expansion in Florida. Crown's balance sheet is complimentary to ours and is predominantly secured by real estate. In addition, the acquisition will allow us to access lower cost funding in Florida as compared to Puerto Rico. For the quarter ended September 30, 2001, Crown's cost of deposits was 4.26% as compared to our cost of deposits of 4.75% as of such date.


Under the terms of the merger agreement, holders of Crown common stock will receive an aggregate of $100.0 million in cash and a $5.0 million, five-year 6.75% subordinated debenture. The acquisition, which is expected to be accretive to our earnings per share in 2002, is expected to close during the second quarter of 2002, pending the receipt of all requisite regulatory approvals and the approval of Crown's shareholders.


We are currently in our 30th year of operations and operate our business through our subsidiaries. We are primarily engaged in a range of real estate secured lending activities, including the origination, servicing, purchase and sale of mortgages on single-family residences, the securitization and sale of various mortgage-backed and related securities and the holding and financing of mortgage loans and mortgage-backed and related securities for sale or investment and the purchase and sale of servicing rights associated with such mortgage loans. We are also engaged in providing a full range of banking services, including commercial banking services, corporate real estate and business lending, residential construction lending, consumer lending and credit cards, offering a diversified range of deposit products and, to a lesser extent, trust and investment services through our private banking department and our broker-dealer.

We were organized in 1972 as R&G Mortgage Corp. and completed our initial public offering in 1996, following our reorganization as a bank holding company. As of September 30, 2001, we had total assets of $4.3 billion, total deposits of $1.9 billion and stockholders' equity of $453.5 million. At September 30,

4



2001, we operated 63 branch offices (34 mortgage offices in Puerto Rico, 4 mortgage offices in the United States and 25 bank branches, mainly located in the northeastern section of Puerto Rico).



We have generally sought to achieve long-term financial strength and profitability by increasing the amount and stability of our net interest income and non-interest income. We have sought to implement this strategy by: (1) emphasizing the growth of our mortgage banking activities, including the origination and sale of mortgage loans, and growing our loan servicing operation; (2) expanding our retail banking franchise in order to achieve increased market presence and to increase core deposits; (3) enhancing our net interest income by increasing our loans held for investment, particularly single-family residential loans, and investment securities; (4) developing new business relationships through an increased emphasis on commercial real estate and commercial business lending; (5) diversifying our retail products and services, including an increase in consumer loan originations; (6) meeting the banking needs of our customers through, among other things, the offering of trust and investment services and insurance products; (7) expanding our operations in the United States; and, (8) emphasizing controlled growth, while pursuing a variety of acquisition opportunities when appropriate.



Our senior management is comprised of five executives with an average of over 27 years of experience in the financial services industry. Victor J. Galan is our Chairman and Chief Executive Officer, positions he has held since our incorporation in 1996. Mr. Galan is also the founder and Chairman of R&G Mortgage, a position he has held since 1972. During 2001, we promoted Ramon Prats, our Vice Chairman, to the office of President. Mr. Prats formerly was Executive Vice President of R&G Mortgage, a position he held since 1980. Mario Ruiz has been with R&G Financial subsidiaries since 1990 and is presently Executive Vice President of R-G Premier Bank. Mr. Ruiz previously served in various capacities for R&G Mortgage and The Mortgage Store of Puerto Rico, Inc. Steven Velez has been with R&G Mortgage since 1989 and is presently Executive Vice President of R&G Mortgage. Joseph Sandoval has served as our Chief Financial Officer since 1997. Previously, Mr. Sandoval was an accountant with a predecessor to PriceWaterhouseCoopers LLP.


Our principal executive offices are located at 280 Jesus T. Pinero Avenue, San Juan, Puerto Rico 00918 and our telephone number is (787) 758-2424.

R&G MORTGAGE
ORIGINATIONS

R&G Mortgage is primarily engaged in the business of originating first and second mortgage loans on single-family residential properties secured by real estate. R&G Mortgage also originates residential mortgage loans through The Mortgage Store of Puerto Rico, Inc., our wholly-owned subsidiary. Pursuant to agreements entered into between R&G Mortgage and R-G Premier Bank, non-conforming conventional single-family residential loans and consumer loans secured by real estate are also originated by R&G Mortgage for portfolio retention by R-G Premier Bank. R-G Premier Bank retains the non-conforming conventional single-family residential loans because these loans generally do not satisfy resale guidelines of purchasers in the secondary mortgage market, primarily because of size (in the case of "jumbo" loans) or other underwriting technicalities at the time of origination. Jumbo loans may be packaged and sold in the secondary market, while loans with underwriting technicalities may be cured through payment experience and subsequently sold. Management believes that these loans are essentially of the same credit quality as conforming loans. During the nine months ended September 30, 2001 and the years ended December 31, 2000, 1999 and 1998, R&G Financial originated a total of $1.3 billion, $1.1 billion, $1.1 billion and $914.1 million of residential mortgage loans, respectively. These aggregate originations include loans originated by R&G Mortgage directly for R-G Premier Bank of $493.7 million, $451.4 million, $437.1 million and $450.6 million during the nine months ended September 30, 2001 and the years ended December 31, 2000, 1999 and 1998, respectively, or 37%, 43%, 41% and 49%, respectively, of total originations. The loans originated by R&G Mortgage for R-G Premier Bank are comprised primarily of conventional residential loans and, to a lesser extent, residential construction loans and consumer loans secured by real estate.

SERVICING
R&G Financial's servicing portfolio has grown significantly over the past several years. At September 30, 2001, R&G Financial's servicing portfolio totaled $7.1 billion and consisted of a total of 113,181 loans. These amounts include R&G Mortgage's servicing portfolio, totaling $6.6 billion, and Continental's servicing portfolio, totaling $481.3 million, at September 30, 2001. At September 30, 2001, R&G Financial's servicing portfolio included $1.0 billion of loans serviced for R-G Premier Bank, or 14.1% of the total servicing portfolio. Substantially all of the mortgage loans in R&G Financial's servicing portfolio are secured by single-family residences. R&G Mortgage generally retains the servicing function with respect to the loans which have been securitized and sold. Most of R&G Financial's mortgage servicing portfolio is comprised of mortgages secured by real estate located in Puerto Rico.

SECURITIZATIONS
R&G Mortgage pools Federal Housing Administration, the "FHA," and Veterans Administration, the "VA," loans into mortgage-backed securities which are guaranteed by the Government National Mortgage Association, the "GNMA." These securities are sold to securities broker-dealers and other investors in Puerto Rico. Conventional loans may either be sold directly to agencies such as the Federal National Mortgage Association, the "FNMA," and the Federal Home Loan Mortgage Corporation, the "FHLMC," or to private investors, or may be pooled into FNMA or FHLMC mortgage-backed securities, which are generally sold to investors. During the nine months ended September 30, 2001 and the years ended December 31, 2000, 1999 and 1998, R&G Financial sold $755.2 million, $637.8 million, $721.0 million and $493.0 million of loans, respectively, as part of its mortgage banking activities, which includes loans securitized and sold, but does not include loans originated for R-G Premier Bank or loans securitized for other institutions.

R-G PREMIER BANK
GENERAL
R-G Premier Bank's principal business consists of holding deposits from the general public and tax-advantaged funds from eligible Puerto Rico corporations and using them, together with funds obtained from other sources, to originate and purchase loans secured primarily by residential real estate in Puerto Rico, and to purchase mortgage-backed and other securities. R-G Premier Bank also is engaged in the business of originating FHA insured, VA guaranteed and privately insured first and second mortgage loans on residential real estate (one-to-four family) in the States of New York, New Jersey, Connecticut, North Carolina and Florida, through its wholly-owned subsidiary, Continental Capital Corp. To a lesser extent, but with increasing emphasis over the past few years, R-G Premier Bank also originates construction loans and loans secured by commercial real estate, as well as consumer and personal loans and commercial business loans. Such loans offer higher yields, are generally for shorter terms and offer R-G Premier Bank an opportunity to provide a greater range of financial services to its customers. R-G Premier Bank also offers trust services through its trust department.

RESIDENTIAL LOANS
At September 30, 2001, R&G Financial's loans receivable, net, totaled $1.7 billion, which represented 40.1% of R&G Financial's $4.3 billion of total assets. At such date, all but $807,000 of R&G Financial's loans receivable, net, were held by R-G Premier Bank. R-G Premier Bank's loan portfolio has historically been concentrated in loans secured by first mortgage liens on existing single-family residences. At September 30, 2001, $994.2 million, or 54.4% of R&G Financial's total loans held for investment, consisted of such loans, of which all but $1.2 million consisted of conventional loans.

CONSTRUCTION LOANS
R-G Premier Bank has been active in originating loans to construct single-family residences. At September 30, 2001, retail construction loans amounted to $46.8 million, or 2.6% of R&G Financial's total loans held for investment, while commercial construction and land acquisition loans amounted to $143.6 million in the aggregate, or 7.9% of total loans held for investment. R-G Premier Bank intends to continue to increase its involvement in single-family residential construction lending. Such loans afford R-G Premier Bank the opportunity to increase the interest rate sensitivity of its loan portfolio.

6


COMMERCIAL LOANS
R-G Premier Bank also originates mortgage loans secured by commercial real estate, primarily office buildings, retail stores, warehouses and general purpose industrial space. At September 30, 2001, $348.9 million, or 19.1% of R&G Financial's total loans held for investment, consisted of such loans. As of such date, R-G Premier Bank's commercial real estate loan portfolio consisted of approximately 1,230 loans with an average principal balance of $284,000. Finally, R-G Premier Bank also offers commercial business loans, including working capital lines of credit, inventory and accounts receivable loans, equipment financing (including equipment leases), term loans, insurance premium loans and loans guaranteed by the Small Business Administration and various consumer loans. At September 30, 2001, consumer loans, which are primarily secured by real estate, amounted to $175.4 million, or 9.6% of total loans held for investment, and commercial business loans amounted to $78.4 million, or 4.3% of total loans held for investment.

REGULATION
We operate our businesses under a variety of federal, state and Puerto Rico laws and rules. As a financial holding company, we are subject to the rules of the Board of Governors of the Federal Reserve System and Office of the Puerto Rico Commissioner of Financial Institutions, the "OCFI." Among other things, we are required to meet minimum capital requirements, and our activities are limited to those that are determined to be financial in nature or incidental or complimentary to a financial activity.

R&G Mortgage's mortgage banking business is subject to the rules of the FHA, VA, GNMA, FNMA, FHLMC, Department of Housing and Urban Development, OCFI and state regulatory authorities with respect to originating, processing, selling and servicing mortgage loans. Among other things, these rules prohibit discrimination, establish underwriting guidelines, require credit reports, fix maximum loan amounts and, in some cases, fix maximum interest rates.

R-G Premier Bank is subject to the rules of the OCFI and the Federal Deposit Insurance Corporation, or "FDIC." Among other things, R-G Premier Bank is subject to requirements on the type and amount of credit it may extend to its affiliates, including a requirement that most of such credit be fully secured, and if there were any "liquidation or other resolution" of R-G Premier Bank, deposits and administrative expenses would be afforded a priority over general unsecured claims. In addition, the FDIC is required to take "prompt corrective action" if R-G Premier Bank does not meet minimum capital requirements. The FDIC has established five capital tiers to implement this requirement, from "well capitalized" to "critically undercapitalized." A bank's capital tier will depend on various capital measures and other qualitative factors and will subject it to specific requirements. As of September 30, 2001, R-G Premier Bank met the capital measures for being "well capitalized" under the FDIC's regulations.

THE OFFERING

     Series D Preferred
     Stock offered.........  2,400,000 shares; 2,760,000 shares if the underwriters' over-allotment option is exercised in full.



     Offering price........  $25 per share.



     Liquidation
     preference............  If R&G Financial is liquidated or dissolved, you will be entitled to receive $25 per share plus accrued dividends for the current month from any assets available for distribution. You will be paid before any of R&G Financial's assets are distributed to holders of common stock or any stock ranking junior to the Series D Preferred Stock.



     Dividends.............  Dividends will be paid on the first day of each month beginning on April 1, 2002. The board of directors must approve each dividend payment and any payment it does not approve never has to be paid. The fixed annual dividend rate is equal to
                               % of the liquidation preference per share.



     No voting rights......  You will not have any voting rights, except as described on page 25 of this prospectus.



     Redemption at R&G
     Financial's option....  Series D Preferred Stock may be redeemed in whole or in part from time to time, beginning on March 1, 2007 at R&G Financial's option. Redemption prices are discussed on page 23 of this prospectus.



     No maturity date or
     mandatory
     redemption............  The Series D Preferred Stock does not have a maturity date. R&G Financial is not required to provide for the retirement of the Series D Preferred Stock by mandatory redemption or sinking fund payments.


     Rank..................  The Series D Preferred Stock ranks senior to the common stock of R&G Financial and on an equal basis to R&G Financial's outstanding Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock for purposes of dividend rights and the distribution of assets upon liquidation. R&G Financial may not issue preferred stock ranking senior to the Series D Preferred Stock without the approval of holders of at least two-thirds of the Series D Preferred Stock.


     Use of proceeds.......  R&G Financial is raising funds in this offering primarily to finance the acquisition of Crown and maintain its well capitalized status. Pending completion of the acquisition of Crown, the net proceeds will be invested in short-term securities. To the extent that the Crown transaction does not receive regulatory approval or otherwise is not consummated, the proceeds will be used to support further growth in the business of R-G Premier Bank.



     Nasdaq Stock Market
     listing...............  R&G Financial has received approval to list the
                             Series D Preferred Stock on the Nasdaq Stock Market under the symbol "RGFCM." Trading of the Series D Preferred Stock on the Nasdaq Stock Market is expected to commence not later than 30 days after the initial delivery of the Series D Preferred Stock.

8


RECENT DEVELOPMENTS

The selected consolidated financial and other data set forth below as of December 31, 2000 are derived from R&G Financial's audited consolidated financial statements. The selected consolidated financial and other data for the year ended December 31, 2001 is unaudited.



                                                                         YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------
                                                                   2001                            2000
------------------------------------------------------------------------------------------------------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA
Total assets................................................    $4,664,394                      $3,539,444
Stockholders' equity........................................       459,121                         308,836
Common stockholders' equity per share.......................    $    10.07                      $     8.16
INCOME STATEMENT DATA
Net income..................................................    $   65,971                      $   43,633
Diluted earnings per common share...........................    $     1.83                      $     1.30
OPERATING DATA
Loan production.............................................    $2,473,168                      $1,729,373
Loan servicing portfolio....................................     7,224,571                       6,634,059
PERFORMANCE RATIOS
Return on average assets....................................          1.63%                           1.34%
Return on average common equity.............................         20.77                           18.00
Net interest margin.........................................          2.59                            2.16
ASSET QUALITY RATIOS
Non-performing assets to total assets at end of period......          1.78%                           2.96%
Non-performing loans to total loans at end of period........          3.79                            5.52
Allowance for loan losses to total loans at end of period...          0.91                            0.67
Allowance for loan losses to total non-performing loans at
  end of period.............................................         24.05                           12.21
Net charge-offs to average loans outstanding................          0.32                            0.17


RESULTS OF OPERATIONS

During the year ended December 31, 2001, R&G Financial reported net income before cumulative effect of a change in accounting principle of $66.3 million or $1.85 of earnings per diluted share. Net income increased by $22.7 million or 52.0% during the year ended December 31, 2001, as compared to 2000, due to a $32.1 million or 49.3% increase in net interest income and a $21.3 million or 51.6% increase in net gain on origination and sale of loans, which was partially offset by a $26.3 million or 32.5% increase in total operating expenses. The increase in net interest income during 2001 was due primarily to increases in R&G Financial's loan and securities portfolios (which increased in the aggregate from $3.3 billion at December 31, 2000 to $4.3 billion at December 31, 2001), as well as to an increase in R&G Financial's net interest margin (from 2.16% for 2000 to 2.59% for 2001). The increase in net gain on origination and sale of loans during 2001 reflected record volumes of loan origination and sales, as well as improved margins in connection with the sale of such loans. The increase in total operating expenses during 2001 reflected the general growth in R&G Financial's operations.


CHANGES IN FINANCIAL CONDITION

At December 31, 2001, R&G Financial's total assets amounted to $4.7 billion, as compared to $3.5 billion at December 31, 2000. The $1.1 billion or 31.8% increase in total assets during the year ended December 31, 2001 was primarily the result of a $563.3 million or 37.0% increase in mortgage-backed and investment securities available for sale, a $171.1 million or 10.5% increase in net loans receivable, and a $81.9 million or 680.5% increase in mortgage-backed securities held for trading.



At December 31, 2001, R&G Financial's allowance for loan losses totaled $17.4 million, which represented a $5.8 million or 50.2% increase from the level maintained at December 31, 2000. The increase in the allowance for loan losses reflected an increase in R&G Financial's commercial real estate and construction loan portfolio. At December 31, 2001, R&G Financial's allowance represented approxi-mately 0.91% of the total loan portfolio and 24.05% of total non-performing loans, as compared to 0.67% and 12.21% at December 31, 2000.


Non-performing loans amounted to $72.5 million at December 31, 2001, as compared to $122.2 million at September 30, 2001 and $95.0 million at December 31, 2000. The decrease in non-performing loans is due to the sale of approximately $67.8 million of non-performing residential mortgage loans to certain investors during the fourth quarter of 2001. At December 31, 2001, $50.4 million or 69.5% of non-performing loans consisted of residential mortgage loans. Because of the nature of the collateral, R&G Financial has historically recognized a low level of loan charge-offs. R&G Financial's aggregate charge-offs amounted to 0.32% during 2001, as compared to 0.17% during 2000. Although loan delinquencies have historically been higher in Puerto Rico than in the United States, loan charge-offs have historically been lower in Puerto Rico than in the United States. While the ratio of non-performing loans to total loans decreased from 5.52% to 3.79% from December 31, 2000 to December 31, 2001, the ratio was nevertheless larger than it would otherwise have been due to significant loan securitizations during 2001 and 2000, which reduced the amount of loans considered in the calculation of the ratio. Without giving effect to loan securitizations, at December 31, 2001 and 2000, the ratio of non-performing loans to total loans would have been 2.75% and 4.46%, respectively.


At December 31, 2001, R&G Financial's deposits totaled $2.1 billion, as compared to $1.7 billion at December 31, 2000. In addition, at December 31, 2001, R&G Financial had $2.1 billion of borrowings (consisting of securities sold under agreements to repurchase, notes payable and FHLB advances), as compared to $1.5 billion at December 31, 2000. R&G Financial utilized deposits (primarily certificates of deposits) and securities sold under agreements to repurchase to fund its growth during 2001.

Stockholders' equity increased from $308.8 million at December 31, 2000 to $459.1 million at December 31, 2001. The $150.3 million or 49.0% increase was due both to net income recognized during the year as well as the sale by R&G Financial of an aggregate of $69.0 million of Series C Preferred Stock in March 2001 and the sale by R&G Financial of an aggregate of $36.2 million of additional Class B common stock in June 2001.

10



SUMMARY SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


You should read the summary selected consolidated financial information presented below, together with our consolidated financial statements and notes which are incorporated by reference into this prospectus and with our historical financial information included under "Selected consolidated financial and other data" beginning on page 19 of this prospectus. Per share information reflects prior stock splits and dividends.


The return on average assets ratio is computed by dividing net income by average total assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average stockholders' equity for the period. Both ratios have been computed using month-end averages.


                                              AT OR FOR THE
                                            NINE MONTHS ENDED                              AT OR FOR THE
                                              SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                                         -----------------------   --------------------------------------------------------------
                                            2001         2000         2000         1999         1998         1997         1996
---------------------------------------------------------------------------------------------------------------------------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA
Total assets...........................  $4,298,044   $3,409,022   $3,539,444   $2,911,993   $2,044,782   $1,510,746   $1,037,798
Stockholders' equity...................     453,465      293,768      308,836      269,535      221,162      138,054      115,633
Common stockholders' equity per
 share.................................  $    10.01   $     7.63   $     8.16   $     6.79   $     5.99   $     4.88   $     4.09
INCOME STATEMENT DATA
Income before cumulative effect from
 change in accounting principle, net of
 taxes(1)..............................  $   46,172   $   31,557   $   43,633   $   41,335   $   34,034   $   23,497   $   13,200
Diluted earnings per common share
 before cumulative effect of change in
 accounting principle..................  $     1.29   $     0.93   $     1.30   $     1.28   $     1.12   $     0.81   $     0.59
OPERATING DATA
Loan production........................  $1,787,185   $1,263,119   $1,729,373   $1,977,322   $1,426,069   $  906,324   $  624,571
Loan servicing portfolio...............   7,104,777    6,530,986    6,634,059    6,177,511    4,827,798    3,000,888    2,550,169
PERFORMANCE RATIOS
Return on average assets...............        1.57%        1.32%        1.34%        1.72%        1.95%        1.85%        1.38%
Return on average common equity........       19.95        17.75        18.00        20.23        21.32        18.69        15.54
Net interest margin....................        2.49         2.24         2.16         2.60         2.72         3.12         3.24
ASSET QUALITY RATIOS
Non-performing assets to total assets
 at end of period......................        3.08%        2.69%        2.96%        2.26%        2.41%        2.12%        1.90%
Non-performing loans to total loans at
 end of period.........................        6.68(2)       4.69        5.52(2)       3.69        4.08         3.89         3.09
Allowance for loan losses to total
 loans at end of period(3).............        0.83         0.62         0.67         0.56         0.74         0.87         0.55
Allowance for loan losses to total
 non-performing loans at end of
 period(3).............................       12.41        13.24        12.21        15.11        17.92        22.34        17.64
Net charge-offs to average loans
 outstanding...........................        0.33         0.16         0.17         0.25         0.55         0.40         0.75


---------------
(1) In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement, as amended, requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Upon the adoption of this Statement, R&G Financial recognized a gain of approximately $1.9 million as other comprehensive income in stockholders' equity related to derivative instruments that were designated as cash flow hedges, and a loss of approximately $529,000 in the income statement related to derivative instruments that did not qualify for hedge accounting.

(2) The increase in the ratio during 2001 and 2000 was partially caused by significant loan securitizations during such periods which reduced the amount of loans held in portfolio that are considered in the calculation of the ratio. Without giving effect to loan securitizations, as of September 30, 2001 and December 31, 2000, the ratio of non-performing loans to total loans would have been 4.87% and 4.46%, respectively.


(3) See "Recent developments" for a discussion of our historical charge-off experience. Because of the nature of the collateral, our historical charge-offs with respect to residential real estate loans have been low. Excluding our residential loan portfolio, the allowance for loan losses to total loans and to total non-performing loans at September 30, 2001 and December 31, 2000 would have been 1.89% and 71.0%, respectively, and 1.67% and 73.7%, respectively.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
The following table sets forth R&G Financial's consolidated ratios of earnings to fixed charges and preferred stock dividends for the respective periods indicated. R&G Financial issued its Series A Preferred Stock in August 1998, its Series B Preferred Stock in December 1999 and its Series C Preferred Stock in March 2001. The consolidated ratios of earnings to fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges and preferred stock dividends.

                                            NINE MONTHS
                                               ENDED
                                           SEPTEMBER 30,        YEAR ENDED DECEMBER 31,
                                           --------------   --------------------------------
                                           2001      2000   2000   1999   1998   1997   1996
--------------------------------------------------------------------------------------------
Earnings to fixed charges and preferred
  stock dividends:
  Including interest on deposits........   1.46x     1.29x  1.29x  1.45x  1.53x  1.52x  1.42x
  Excluding interest on deposits........   1.94      1.52   1.54   1.86   2.00   2.11   2.06

For purposes of computing the ratios of earnings to fixed charges and preferred stock dividends, earnings represent income from continuing operations before income taxes, extraordinary items and the cumulative effect of a change in accounting principle plus fixed charges. Fixed charges and preferred stock dividends represent total interest expense, including and excluding interest on deposits, as applicable, as well as the amount of pre-tax earnings required to pay dividends on R&G Financial's Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, together with a reasonable approximation of the interest component of rental expense.

12



Risk factors

You should carefully read the following risk factors before you decide to buy any Series D Preferred Stock. You should also consider the other information in this prospectus and the documents that are incorporated by reference.


AN INVESTMENT IN THE SERIES D PREFERRED STOCK INVOLVES CERTAIN RISKS



DIVIDENDS WILL NOT BE PAID UNLESS DECLARED BY THE BOARD OF DIRECTORS

Monthly dividends will only be paid if declared by R&G Financial's Board of Directors. The Board of Directors is not obligated or required to declare any monthly dividends.


MISSED DIVIDENDS NEVER HAVE TO BE PAID

If R&G Financial's Board of Directors does not declare a dividend for a particular month, those dividends never have to be paid.


BANKING REGULATIONS MAY RESTRICT R&G FINANCIAL'S ABILITY TO PAY DIVIDENDS

R&G Financial may not be able to pay dividends in the future if it does not earn sufficient operating income. Federal Reserve Board policy states that a bank holding company should pay dividends only out of its current operating earnings. R&G Financial had net income from operations of $45.8 million for the nine months ended September 30, 2001.


PAYMENT OF DIVIDENDS MAY BE RESTRICTED BY THE ABILITY OF R&G FINANCIAL'S SUBSIDIARIES TO PAY DIVIDENDS TO R&G FINANCIAL

R&G Financial is a holding company with no significant business operations of its own. R&G Financial's only significant source of cash to pay dividends on the Series D Preferred Stock will consist of distributions from its subsidiaries. There can be no assurance that the earnings from R&G Financial's subsidiaries will be sufficient to make distributions to R&G Financial to enable payment of dividends on the Series D Preferred Stock or, in the case of R-G Premier Bank, that such distributions will be permitted by applicable banking laws and regulations. The ability of R-G Premier Bank to pay dividends may, under certain circumstances, be limited by Puerto Rico and federal banking laws and regulations. R&G Mortgage is a party to certain indebtedness contracts that may limit or prevent it from paying dividends to R&G Financial if it does not comply with certain terms and conditions set forth in these contracts.


THERE MAY BE NO ACTIVE OR LIQUID MARKET FOR THE SERIES D PREFERRED STOCK


Prior to this offering, there has been no public market for the Series D Preferred Stock. R&G Financial has received approval to list the Series D Preferred Stock on the Nasdaq Stock Market under the symbol "RGFCM." However, there can be no assurance that an established and liquid trading market for the Series D Preferred Stock will develop, that it will continue if it does develop, or that after the completion of this offering, the Series D Preferred Stock will trade at or above the public offering price set forth on the cover of this prospectus.



FLUCTUATIONS IN INTEREST RATES MAY IMPACT R&G FINANCIAL'S BUSINESS


Interest rate fluctuations are the primary market risks affecting R&G Financial. Changes in interest rates affect the following areas of its business:

- the number of mortgage loans originated and purchased;

- the interest income earned on loans and securities;

- gain on sale of loans;

                                                                              13
RISK FACTORS


- the value of securities holdings; and,

- the value of its servicing asset.


INCREASES IN INTEREST RATES REDUCE DEMAND FOR NEW MORTGAGE LOAN ORIGINATIONS AND REFINANCINGS

Higher interest rates increase the cost of mortgage loans to consumers and reduce demand for mortgage loans, which negatively impacts R&G Financial's profits. Reduced demand for mortgage loans results in reduced loan originations by R&G Financial, lower mortgage origination income and lower gain on sales of loans. Demand for refinance loans is particularly sensitive to increases in interest rates.


INCREASES IN INTEREST RATES REDUCE NET INTEREST INCOME


Increases in short-term interest rates reduce net interest income, which is an important part of R&G Financial's earnings. Net interest income is the difference between the interest received by R&G Financial on its assets and the interest paid on its borrowings. Most of R&G Financial's assets, like its mortgage loans and mortgage-backed securities are long-term assets. In contrast, most of R&G Financial's borrowings are short-term. When interest rates rise, R&G Financial must pay more in interest on its borrowings while interest earned on its assets does not rise as quickly. This causes profits to decrease.



INCREASES IN INTEREST RATES MAY REDUCE OR ELIMINATE GAIN ON SALE OF MORTGAGE
LOANS

If long-term interest rates increase between the time R&G Financial commits to or establishes an interest rate on a mortgage loan and the time it sells the loan, R&G Financial may realize a reduced gain or a loss on such sale.


INCREASES IN INTEREST RATES MAY REDUCE THE VALUE OF MORTGAGE LOANS AND SECURITIES' HOLDINGS

Increases in interest rates may reduce the value of R&G Financial's financial assets and have an adverse impact on its earnings and financial condition. R&G Financial owns a substantial portfolio of mortgages, mortgage-backed securities and other debt securities, which have both fixed and adjustable interest rates. The market value of an obligation with a fixed interest rate generally decreases when prevailing interest rates rise, which may have an adverse effect on R&G Financial's earnings and financial condition. In addition, the market value of an obligation with an adjustable interest rate can be adversely affected when interest rates increase due to a lag in the implementation of repricing terms as well as caps, which may limit the amount of increase on the obligation's interest rate.


DECREASES IN INTEREST RATES MAY ADVERSELY AFFECT THE VALUE OF R&G FINANCIAL'S SERVICING ASSET

Decreases in interest rates lead to increases in the prepayment of mortgages by borrowers, which may reduce the value of R&G Financial's servicing asset. The servicing asset is the estimated present value of the fees R&G Financial expects to receive on the mortgages it services over their expected term. If prepayments increase above expected levels, the value of the servicing asset decreases because the amount of futures fees expected to be received by R&G Financial decreases. R&G Financial may be required to recognize this decrease in value by taking a charge against its earnings, which would cause its profits to decrease.


R&G FINANCIAL'S BUSINESS OPERATIONS INVOLVE CREDIT AND OTHER RISKS



R&G FINANCIAL IS SUBJECT TO DEFAULT AND RECOURSE RISK IN CONNECTION WITH ITS LOAN ORIGINATIONS

From the time that R&G Financial funds the mortgage loans it originates for third parties to the time it sells them, R&G Financial is generally at risk for any mortgage loan defaults. Once R&G Financial sells the mortgage loans, the risk of loss from mortgage loan defaults and foreclosures passes to the purchaser or insurer of the mortgage loans. However, in the ordinary course of business, R&G Financial makes certain representations and warranties to the purchasers and insurers of mortgage loans. If a mortgage loan defaults and there has been a breach of any of these representations or warranties, R&G Financial may become liable for the unpaid principal and interest on the defaulted mortgage loan and may be required to repurchase the mortgage loan and bear any subsequent loss on the mortgage loan. In addition, with respect to the non-conventional mortgage loans originated by R&G Financial, which are subsequently securitized and sold, from time-to-time R&G Financial provides recourse in the event of mortgage

14
RISK FACTORS


loan defaults and/or foreclosures or certain documentation deficiencies. At September 30, 2001, there were $581.0 million of loans subject to such recourse provisions.


R&G FINANCIAL IS SUBJECT TO DEFAULT RISK IN CONNECTION WITH R-G PREMIER BANK'S LOAN ORIGINATIONS

R-G Premier Bank is subject to the risk of loss from mortgage loan defaults and foreclosures with respect to the loans originated for its portfolio. Notwithstanding the care with which loans are originated, industry experience indicates that a portion of R-G Premier Bank's loans will become delinquent and a portion of the loans will require partial or entire charge-offs. Regardless of the underwriting criteria utilized by R-G Premier Bank, losses may be experienced as a result of various factors beyond R-G Premier Bank's control, including, among others, changes in market conditions affecting the value of collateral and problems affecting the credit of the borrower. Due to the concentration of loans in Puerto Rico, adverse economic conditions in Puerto Rico could result in a decrease in the value of R-G Premier Bank's loan portfolio and underlying collateral. Although loan delinquencies have historically been higher in Puerto Rico than in the United States, loan charge-offs have historically been lower than in the United States.

R-G Premier Bank establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate by management based upon an assessment of prior loss experience, the volume and type of lending being conducted, industry standards, past due loans, general economic conditions in its market area and other factors related to the collectibility of the loan portfolio. Although R-G Premier Bank's management utilizes its best judgment in providing for loan losses, there can be no assurance that R-G Premier Bank will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons beyond the control of R-G Premier Bank. Any such increases in R-G Premier Bank's provisions for loan losses or any loan losses in excess of its provisions with respect thereto would have a negative impact on R&G Financial's future financial condition and/or results of operations.


R&G FINANCIAL'S EXPOSURE TO LARGER CREDIT RISK WILL INCREASE AS A CONSEQUENCE OF THE INCREASE IN R-G PREMIER BANK'S CONSTRUCTION AND COMMERCIAL LENDING ACTIVITIES

R-G Premier Bank has increased its emphasis on residential construction, commercial real estate and commercial business lending, which is likely to increase overall credit risk. R-G Premier Bank generally charges higher interest rates on commercial and residential construction loans than on permanent residential mortgage loans, because larger loan losses are expected in this business line. Generally, commercial and construction loans are considered to be riskier than permanent residential mortgage loans because they have larger balances to a single borrower or group of related borrowers. In addition, the borrower's ability to repay a commercial loan depends on the successful operation of the business or the property securing the loan and, in the case of a construction loan, on the successful completion and sale or operation of the project. If R-G Premier Bank experiences loan losses that exceed its allowance for loan losses, R&G Financial's profits and financial condition would be adversely affected.


R&G FINANCIAL IS SUBJECT TO RISKS IN SERVICING LOANS FOR OTHERS

R&G Financial is also affected by mortgage loan delinquencies and defaults on mortgage loans that it services for third parties. Under certain types of servicing contracts, the servicer must forward all or part of the scheduled payments to the owner of the mortgage loan, even when mortgage loan payments are delinquent. Also, to protect their liens on mortgaged properties, owners of mortgage loans usually require the servicer to advance mortgage and hazard insurance and tax payments on schedule even though sufficient escrow funds may not be available. The servicer will generally recover its advances from the mortgage owner or from liquidation proceeds when the mortgage loan is foreclosed. However, in the interim, the servicer must absorb the cost of funds advanced during the time the advance is outstanding. Further, the servicer must bear the increased costs of attempting to collect on delinquent and defaulted mortgage loans. In addition, if a default is not cured, the mortgage loan will be repaid as a result of foreclosure proceedings. As a consequence, R&G Financial is required to forego servicing income from the time such loan becomes delinquent, and into the future.

                                                                              15
RISK FACTORS



R&G FINANCIAL'S BUSINESS IS CONCENTRATED IN PUERTO RICO, AND ADVERSE CONDITIONS IN PUERTO RICO COULD NEGATIVELY IMPACT ITS OPERATIONS

R&G Financial's business activities and credit exposure are concentrated with customers in Puerto Rico. Accordingly, its financial condition and results of operations are dependent to a significant extent upon the economic conditions in Puerto Rico, including the effect of such economic conditions on real estate values. Any significant adverse economic developments in Puerto Rico, and, in particular any decline in real estate values, could result in a decrease in loan originations, an increase in the level of nonperforming assets and a reduction in the value of R&G Financial's loans, real estate owned and mortgage servicing portfolio.


R&G FINANCIAL'S ORIGINATION BUSINESS COULD BE ADVERSELY AFFECTED IF IT CANNOT MAINTAIN ACCESS TO STABLE FUNDING SOURCES


R&G Financial's business requires continuous access to various funding sources. While R-G Premier Bank is able to fund its operations through deposits as well as through longer-term borrowings from the Federal Home Loan Bank of New York, the "FHLB" and other alternative sources, the business of R&G Mortgage and Continental is significantly dependent upon short-term borrowings under warehousing lines. Certain of these warehousing lines of credit require the maintenance of minimum levels of net worth and debt service and limit the amount of indebtedness and dividends that may be declared.


While R&G Financial expects to have continued access to credit from the foregoing sources of funds, there can be no assurance that such financing sources will continue to be available or will be available on favorable terms. In the event that the warehousing lines of credit of R&G Financial's subsidiaries were reduced or eliminated and R&G Financial was not able to replace such lines on a cost-effective basis, R&G Financial would be forced to curtail or cease its mortgage origination business, which would have a material adverse effect on R&G Financial's operations and financial condition. Although R&G Financial's subsidiaries could also potentially access borrowings from R-G Premier Bank, any such borrowings would be subject to and limited by certain regulatory restrictions which apply to transactions between R-G Premier Bank and its affiliates, including certain subsidiaries of R&G Financial.


RISK OF EXPANSION INTO NEW MARKET


The pending acquisition of Crown represents R&G Financial's first acquisition of a bank within the United States. Management of R&G Financial does not have the same depth of experience or knowledge with respect to the United States in general or Florida in particular as it does with respect to Puerto Rico. Consequently, R&G Financial will have to rely to a certain extent on the expertise and experience of Crown's management. In addition, the Tampa/St. Petersburg/Clearwater and Orlando metropolitan areas, which constitute Crown's primary market, are subject to economic and political conditions which may differ from the economic and political conditions existing within Puerto Rico. Accordingly, some of the properties underlying Crown's loans may be located in areas which are experiencing adverse economic conditions, including a general softening of the local real estate markets, which could result in increased loan delinquencies and loan losses.



RISKS RELATING TO R&G FINANCIAL'S DEPENDENCE ON KEY INDIVIDUALS

The success of R&G Financial has been largely dependent on Victor J. Galan, Chairman of the Board and Chief Executive Officer, and Ramon Prats, Vice Chairman of the Board and President. R&G Financial's future success will also depend, to a great extent, upon the services of Mr. Galan and Mr. Prats. R&G Financial believes that the prolonged unavailability or the unexpected loss of the services of Mr. Galan and/or Mr. Prats could have a material adverse effect upon R&G Financial, as attracting suitable replacements may involve significant time and/or expense.


CHANGES IN STATUTES AND REGULATIONS COULD ADVERSELY AFFECT R&G FINANCIAL

R&G Financial, as a Puerto Rico chartered, financial holding company, and its various subsidiaries, are each subject to extensive federal and local governmental supervision and regulation. There are laws and regulations which restrict transactions between R&G Financial and its various subsidiaries. Any change in such regulations, whether by applicable regulators or as a result of legislation subsequently enacted by the

16
RISK FACTORS


Congress of the United States or the applicable local legislatures, could have a substantial impact on R&G Financial's operations.


COMPETITION WITH OTHER FINANCIAL INSTITUTIONS COULD ADVERSELY AFFECT R&G FINANCIAL'S PROFITABILITY


R&G Financial faces substantial competition in originating loans and in attracting deposits. The competition in originating loans comes principally from other United States, Puerto Rico and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other institutional lenders and purchasers of loans. R&G Financial will encounter greater competition as it expands its operations in the United States. A number of institutions with which R&G Financial competes have significantly greater assets, capital and other resources. In addition, many of R&G Financial's competitors are not subject to the same extensive federal regulation that governs R&G Financial's business. As a result, many of R&G Financial's competitors have advantages in conducting certain businesses and providing certain services. Increased competition could require R&G Financial to increase its rates charged on deposits or lower the rates offered on loans, which could adversely affect R&G Financial's profitability.

Forward-looking statements

This prospectus contains and incorporates by reference certain forward-looking statements regarding R&G Financial's financial condition, results of operations and business. These statements are not historical facts and include statements about R&G Financial's operations, performance and financial condition, including its future economic performance, plans and objectives and the likelihood of success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are subject to significant uncertainties, many of which are beyond the control of R&G Financial. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions are meant to identify these forward-looking statements. Actual results may differ materially from those expressed or implied by these forward-looking statements.

Use of proceeds


The net proceeds to R&G Financial from the sale of the shares of Series D Preferred Stock is expected to be $57,877,375 ($66,593,875 if the underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and estimated offering expenses. See "Underwriting."


R&G Financial is raising funds in this offering primarily to finance the acquisition of Crown and maintain its well capitalized status. Pending completion of the acquisition of Crown, the net proceeds will be invested in short-term securities. To the extent that the Crown transaction does not receive regulatory approval or otherwise is not consummated, the proceeds will be used to support further growth in the business of R-G Premier Bank.

18





Capitalization

The following table sets forth R&G Financial's unaudited consolidated capitalization at September 30, 2001, and as adjusted to reflect the issuance of the shares of Series D Preferred Stock offered by this prospectus and the application of the net proceeds therefrom to R&G Financial, as if the sale of the Series D Preferred Stock had been consummated on September 30, 2001. In addition to the indebtedness reflected below, R&G Financial had total deposits of $1.9 billion at September 30, 2001. The table does not give effect to any exercise of the over-allotment option granted to the underwriters and should be read in conjunction with R&G Financial's consolidated financial statements and related notes incorporated by reference into this prospectus.


                                                                    SEPTEMBER 30, 2001
                                                              ------------------------------
                                                                 ACTUAL        AS ADJUSTED
--------------------------------------------------------------------------------------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT
                                                                     PER SHARE DATA)
Borrowings(1)...............................................   $1,882,124       $1,882,124
                                                               ----------       ----------
Stockholders' equity:
  Preferred stock, $0.01 par value, 10,000,000 shares
     authorized:
     2,000,000 shares of Series A Preferred Stock, actual...   $   50,000       $   50,000
     1,000,000 shares of Series B Preferred Stock, actual...       25,000           25,000
     2,760,000 shares of Series C Preferred Stock, actual...       69,000           69,000
     2,400,000 shares of Series D Preferred Stock, as
      adjusted..............................................           --           60,000
  Common stock, $0.01 par value:
     Class A Shares, 40,000,000 shares authorized;
      16,233,056 shares issued and outstanding(2)...........          162              162
     Class B Shares, 40,000,000 shares authorized;
      14,693,700 shares issued and outstanding(2)...........          147              147
  Additional paid-in capital................................       69,771           67,648
  Retained earnings.........................................      219,035          219,035
  Capital reserves of R-G Premier Bank......................        7,444            7,444
  Accumulated other comprehensive income, net of tax........       12,906           12,906
                                                               ----------       ----------
          Total stockholders' equity........................   $  453,465       $  511,342
                                                               ==========       ==========
          Common stockholders' equity per share.............   $    10.01       $     9.94
                                                               ==========       ==========


---------------
(1) Includes securities sold under agreements to repurchase, notes payable, FHLB advances and other borrowings.


(2) On November 9, 2001, Ramon Prats, the President of R&G Financial, exercised an option granted to him by Victor J. Galan, the Chairman and Chief Executive Officer of R&G Financial, to acquire 180,000 shares of Class B common stock. In addition, on November 15, 2001, Mr. Prats exercised an option granted to him by R&G Financial to acquire 360,000 shares of Class B common stock. As a result and giving effect to additional exercises by employees of options to acquire shares of Class B common stock subsequent to September 30, 2001, as of November 15, 2001, the outstanding shares of Class A and Class B common stock was 16,053,056 and 15,240,900, respectively.

Selected consolidated financial and other data


The selected consolidated financial and other data below should be read in connection with the consolidated financial information included in R&G Financial's Annual Report on Form 10-K/A for the year ended December 31, 2000 and its Quarterly Report on Form 10-Q/A for the nine months ended September 30, 2001, which are incorporated by reference in this prospectus. The consolidated financial information for the nine-month periods ended September 30, 2001 and 2000 are derived from R&G Financial's unaudited consolidated financial statements, which, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair statement of the results for such periods. Results for the nine-month period ended September 30, 2001 are not necessarily indicative of R&G Financial's results for the full year.


                               AT OR FOR THE NINE MONTHS
                                  ENDED SEPTEMBER 30,                AT OR FOR THE YEAR ENDED DECEMBER 31,
                             -----------------------------   ---------------------------------------------
                                      2001            2000            2000            1999            1998
----------------------------------------------------------------------------------------------------------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED BALANCE SHEET DATA
Total assets(1)............  $   4,298,044   $   3,409,022   $   3,539,444   $   2,911,993   $   2,044,782
Loans receivable, net......      1,722,636       1,713,641       1,631,276       1,563,007       1,073,668
Mortgage loans held for
 sale......................        238,605         115,144          95,668          77,277         117,126
Mortgage-backed and
 investment securities held
 for trading...............         99,681          11,901          12,038          43,564         450,546
Mortgage-backed securities
 available for sale........      1,410,755         940,887       1,150,100         712,705          95,040
Mortgage-backed securities
 held to maturity..........         52,973          20,501          19,818          23,249          28,255
Investment securities
 available for sale........        460,054         375,847         368,271         258,164          59,502
Investment securities held
 to maturity...............         13,692           5,432           3,703           5,438           6,344
Servicing asset............        103,288          90,389          95,079          84,253          58,221
Cash and cash
 equivalents(2)............         87,009          46,494          69,090          65,996         103,728
Deposits...................      1,874,685       1,582,358       1,676,062       1,330,506       1,007,297
Securities sold under
 agreements to
 repurchase................      1,184,651         838,202         827,749         731,341         471,422
Notes payable..............        200,638         161,533         138,858         132,707         182,748
Other borrowings(3)........        496,834         473,384         538,840         408,843         121,000
Total stockholders'
 equity....................        453,465         293,768         308,836         269,535         221,162
Common stockholders' equity
 per share(4)..............  $       10.01   $        7.63   $        8.16   $        6.79   $        5.99
SELECTED INCOME STATEMENT
 DATA
Revenues:
 Net interest income.......  $      67,484   $      49,371   $      64,987   $      56,578   $      43,973
 Provision for loan
   losses..................         (7,325)         (4,350)         (5,751)         (4,525)         (6,600)
                             -------------   -------------   -------------   -------------   -------------
 Net interest income after
   provision for loan
   losses..................         60,159          45,021          59,236          52,053          37,373
 Loan administration and
   servicing fees..........         25,031          22,720          30,849          27,109          15,987
 Net gain on sale of
   loans...................         44,301          28,220          41,230          37,098          34,956
 Other(5)..................          8,994           5,209           7,231           6,604           5,527
                             -------------   -------------   -------------   -------------   -------------
 Total revenues............        138,485         101,170         138,546         122,864          93,843
                             -------------   -------------   -------------   -------------   -------------
Expenses:
 Compensation and
   benefits................         23,840          19,952          27,031          24,433          17,095
 Occupancy expenses........         12,291           9,952          13,436          11,289           8,987
 SAIF special assessment...                                             --              --              --
 Other administrative and
   general expenses........         41,040          30,381          40,325          33,568          22,687
                             -------------   -------------   -------------   -------------   -------------
 Total expenses............         77,171          60,285          80,792          69,290          48,769
                             -------------   -------------   -------------   -------------   -------------


                             AT OR FOR THE YEAR ENDED DECEMBER 31,
                             -----------------------------
                                      1997            1996
---------------------------  -----------------------------
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED BALANCE SHEET DATA
Total assets(1)............  $   1,510,746   $   1,037,798
Loans receivable, net......        765,059         603,751
Mortgage loans held for
 sale......................         46,885          54,450
Mortgage-backed and
 investment securities held
 for trading...............        401,039         110,267
Mortgage-backed securities
 available for sale........         46,004          50,841
Mortgage-backed securities
 held to maturity..........         33,326          37,900
Investment securities
 available for sale........         75,863          30,973
Investment securities held
 to maturity...............         10,693           5,270
Servicing asset............         21,213          12,595
Cash and cash
 equivalents(2)............         68,366          98,856
Deposits...................        722,418         615,567
Securities sold under
 agreements to
 repurchase................        433,135          97,444
Notes payable..............        103,453         126,842
Other borrowings(3)........         86,359          65,463
Total stockholders'
 equity....................        138,054         115,633
Common stockholders' equity
 per share(4)..............  $        4.88   $        4.09
SELECTED INCOME STATEMENT
 DATA
Revenues:
 Net interest income.......  $      36,530   $      28,923
 Provision for loan
   losses..................         (6,370)         (4,258)
                             -------------   -------------
 Net interest income after
   provision for loan
   losses..................         30,160          24,665
 Loan administration and
   servicing fees..........         13,214          13,029
 Net gain on sale of
   loans...................         23,286          12,285
 Other(5)..................          4,605           3,938
                             -------------   -------------
 Total revenues............         71,265          53,917
                             -------------   -------------
Expenses:
 Compensation and
   benefits................         13,653          10,794
 Occupancy expenses........          7,131           5,531
 SAIF special assessment...             --           2,508
 Other administrative and
   general expenses........         18,252          15,424
                             -------------   -------------
 Total expenses............         39,036          34,257
                             -------------   -------------

20
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


                               AT OR FOR THE NINE MONTHS
                                  ENDED SEPTEMBER 30,                AT OR FOR THE YEAR ENDED DECEMBER 31,
                             -----------------------------   ---------------------------------------------
                                      2001            2000            2000            1999            1998
----------------------------------------------------------------------------------------------------------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED INCOME STATEMENT
 DATA (CONTINUED)
Income before minority
 interest in R-G Premier
 Bank, income taxes and
 cumulative effect from
 change in accounting
 principle.................         61,314          40,885          57,754          53,574          45,074
Minority interest in R-G
 Premier Bank's earnings...             --              --              --              --              --
                             -------------   -------------   -------------   -------------   -------------
Income before income taxes
 and cumulative effect from
 change in accounting
 principle.................         61,314          40,885          57,754          53,574          45,074
Income taxes...............         15,142           9,328          14,121          12,239          11,040
                             -------------   -------------   -------------   -------------   -------------
Income before cumulative
 effect from change in
 accounting principle......         46,172          31,557          43,633          41,335          34,034
Cumulative effect from
 change in accounting
 principle, net of income
 taxes.....................           (323)             --              --              --              --
                             -------------   -------------   -------------   -------------   -------------
Net income.................         45,849          31,557          43,633          41,335          34,034
Less: Dividends on
 preferred stock...........         (7,200)         (4,228)         (5,638)         (3,754)         (1,233)
                             -------------   -------------   -------------   -------------   -------------
Net income available to
 common stockholders.......  $      38,649   $      27,329   $      37,995   $      37,581   $      32,801
                             =============   =============   =============   =============   =============
Basic earnings per common
 share before cumulative
 effect from change in
 accounting principle(4)...  $        1.32   $        0.95   $        1.33   $        1.31   $        1.15
                             =============   =============   =============   =============   =============
Diluted earnings per common
 share before cumulative
 effect from change in
 accounting principle(4)...  $        1.29   $        0.93   $        1.30   $        1.28   $        1.12
                             =============   =============   =============   =============   =============
Basic earnings per common
 share(4)..................  $        1.31   $        0.95   $        1.33   $        1.31   $        1.15
                             =============   =============   =============   =============   =============
Diluted earnings per common
 share(4)..................  $        1.28   $        0.93   $        1.30   $        1.28   $        1.12
                             =============   =============   =============   =============   =============
SELECTED OPERATING DATA(6)
Performance ratios and
 other data:
Loan production............  $   1,787,185   $   1,263,119   $   1,729,373   $   1,977,322   $   1,426,069
Mortgage servicing
 portfolio.................      7,104,777       6,530,986       6,634,059       6,177,511       4,827,798
Return on average assets...           1.57%           1.32%           1.34%           1.72%           1.95%
Return on average common
 equity....................          19.95           17.75           18.00           20.23           21.32
Equity to assets at end of
 period....................          10.55            8.62            8.73            9.26           10.82
Interest rate spread(7)....           2.24            2.04            1.96            2.40            2.43
Net interest margin(7).....           2.49            2.24            2.16            2.60            2.72
Average interest-earning
 assets to average
 interest-bearing
 liabilities...............         105.33          103.64          103.54          104.21          105.93
Total non-interest expenses
 to average total assets...           2.63            2.53            2.49            2.88            2.80
Cash dividends declared per
 common share(4)...........  $       0.192   $       0.146   $       0.203   $       0.149   $       0.111


                             AT OR FOR THE YEAR ENDED DECEMBER 31,
                             -----------------------------
                                      1997            1996
---------------------------  -----------------------------
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED INCOME STATEMENT
 DATA (CONTINUED)
Income before minority
 interest in R-G Premier
 Bank, income taxes and
 cumulative effect from
 change in accounting
 principle.................         32,229          19,660
Minority interest in R-G
 Premier Bank's earnings...             --             538
                             -------------   -------------
Income before income taxes
 and cumulative effect from
 change in accounting
 principle.................         32,229          19,122
Income taxes...............          8,732           5,922
                             -------------   -------------
Income before cumulative
 effect from change in
 accounting principle......         23,497          13,200
Cumulative effect from
 change in accounting
 principle, net of income
 taxes.....................             --              --
                             -------------   -------------
Net income.................         23,497          13,200
Less: Dividends on
 preferred stock...........             --              --
                             -------------   -------------
Net income available to
 common stockholders.......  $      23,497   $      13,200
                             =============   =============
Basic earnings per common
 share before cumulative
 effect from change in
 accounting principle(4)...  $        0.83   $        0.60
                             =============   =============
Diluted earnings per common
 share before cumulative
 effect from change in
 accounting principle(4)...  $        0.81   $        0.59
                             =============   =============
Basic earnings per common
 share(4)..................  $        0.83   $        0.60
                             =============   =============
Diluted earnings per common
 share(4)..................  $        0.81   $        0.59
                             =============   =============
SELECTED OPERATING DATA(6)
Performance ratios and
 other data:
Loan production............  $     906,324   $     624,571
Mortgage servicing
 portfolio.................      3,000,888       2,550,169
Return on average assets...           1.85%           1.38%
Return on average common
 equity....................          18.69           15.54
Equity to assets at end of
 period....................           9.13           11.14
Interest rate spread(7)....           2.88            3.00
Net interest margin(7).....           3.12            3.24
Average interest-earning
 assets to average
 interest-bearing
 liabilities...............         104.61          104.60
Total non-interest expenses
 to average total assets...           3.08            3.59
Cash dividends declared per
 common share(4)...........  $       0.065   $       0.069

                                                                              21
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


                               AT OR FOR THE NINE MONTHS
                                  ENDED SEPTEMBER 30,                AT OR FOR THE YEAR ENDED DECEMBER 31,
                             -----------------------------   ---------------------------------------------
                                      2001            2000            2000            1999            1998
----------------------------------------------------------------------------------------------------------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
ASSET QUALITY RATIOS(8)
Non-performing assets to
 total assets at end of
 period....................           3.08%           2.69%           2.96%           2.26%           2.41%
Non-performing loans to
 total loans at end of
 period....................           6.68(9)          4.69           5.52(9)          3.69           4.08
Allowance for loan losses
 to total loans at end of
 period(10)................           0.83            0.62            0.67            0.56            0.74
Allowance for loan losses
 to total non-performing
 loans at end of
 period(10)................          12.41           13.24           12.21           15.11           17.92
Net charge-offs to average
 loans outstanding.........           0.33            0.16            0.17            0.25            0.55
BANK REGULATORY CAPITAL
 RATIOS(11)
Tier 1 risk-based capital
 ratio.....................          12.00%          11.46%          11.46%          12.39%          13.41%
Total risk-based capital
 ratio.....................          12.73           12.23           12.24           13.11           14.46
Tier 1 leverage capital
 ratio.....................           6.67            6.19            6.04            7.07            8.04


                             AT OR FOR THE YEAR ENDED DECEMBER 31,
                             -----------------------------
                                      1997            1996
---------------------------  -----------------------------
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
ASSET QUALITY RATIOS(8)
Non-performing assets to
 total assets at end of
 period....................           2.12%           1.90%
Non-performing loans to
 total loans at end of
 period....................           3.89            3.09
Allowance for loan losses
 to total loans at end of
 period(10)................           0.87            0.55
Allowance for loan losses
 to total non-performing
 loans at end of
 period(10)................          22.34           17.64
Net charge-offs to average
 loans outstanding.........           0.40            0.75
BANK REGULATORY CAPITAL
 RATIOS(11)
Tier 1 risk-based capital
 ratio.....................          13.10%          13.91%
Total risk-based capital
 ratio.....................          14.00           14.79
Tier 1 leverage capital
 ratio.....................           7.34            8.45


---------------
 (1) At September 30, 2001, R&G Mortgage and R-G Premier Bank had total assets of $818.5 million and $3.6 billion, respectively, before consolidation.

 (2) Comprised of cash and due from banks, securities purchased under agreements to resell, time deposits with other banks and federal funds sold, all of which had original maturities of 90 days or less.

 (3) Comprised of advances from the Federal Home Loan Bank of New York, federal funds purchased and other borrowings.

 (4) Per share information for all periods presented takes into consideration prior stock splits and dividends.

 (5) Comprised of change in provision for cost in excess of market value of loans available for sale and other miscellaneous revenue sources, including service charges, fees and other income.

 (6) With the exception of end of period ratios, all ratios for R&G Mortgage are based on the average of month-end balances, while all ratios for R-G Premier Bank are based on average daily balances, and all ratios are annualized where appropriate.

 (7) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

 (8) Non-performing loans consist of non-accrual loans and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.

 (9) The increase in the ratio was partially caused by significant loan securitizations during such periods during 2001 and 2000, which reduced the amount of loans held in portfolio which are considered in the calculation of the ratio. Without giving effect to loan securitizations, as of September 30, 2001 and December 31, 2000, the ratio of non-performing loans to total loans would have been 4.87% and 4.46%, respectively.


(10) See "Recent developments" for a discussion of R&G Financial's historical charge-off experience. Because of the nature of the collateral, R&G Financials's historical charge-offs with respect to residential real estate loans have been low. Excluding R&G Financial's residential loan portfolio, the allowance for loan losses to total loans and to total non-performing loans at September 30, 2001 and December 31, 2000 would have been 1.89% and 71.0%, respectively, and 1.67% and 73.7%, respectively.


(11) All of such ratios were in compliance with the applicable requirements of the FDIC.

22



Summary of certain terms of the Series D Preferred Stock

GENERAL

The following summary sets forth the material terms and provisions of the Series D Preferred Stock. The summary is qualified in its entirety by reference to the terms and provisions of R&G Financial's Certificate of Incorporation and to the Certificate of Designation creating the Series D Preferred Stock (the "Certificate of Designation"), copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

The Series D Preferred Stock constitutes an authorized series of R&G Financial's preferred stock. R&G Financial may issue preferred stock from time to time in one or more series with such rights, preferences and limitations as are determined by its Board of Directors. R&G Financial's Board of Directors has authorized the issuance of the Series D Preferred Stock offered hereby, with the designations, dividend rights, redemption and other provisions set forth in the Certificate of Designation and as described generally below.

R&G Financial issued $50,000,000 of 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series A ($25 liquidation preference per share) in August 1998 (the "Series A Preferred Stock"), $25,000,000 of 7.75% Noncumulative Perpetual Monthly Income Preferred Stock, Series B ($25 liquidation preference per share) in December 1999 (the "Series B Preferred Stock") and $69,000,000 of 7.60% Noncumulative Perpetual Monthly Income Preferred Stock, Series C ($25 liquidation preference per share) in March 2001 (the "Series C Preferred Stock"). The Series D Preferred Stock offered by this prospectus ranks equal (or "pari passu") with the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock as to payments of dividends and as to any preferences on the voluntary or involuntary liquidation, dissolution or winding up of R&G Financial.

DIVIDENDS


If declared at the option of R&G Financial's Board of Directors or an authorized committee, holders of record of the Series D Preferred Stock will be entitled to
receive cash dividends in the amount of $     per share each year, which is
equivalent to    % of the liquidation preference of $25.00 per share. R&G
Financial is not required to declare or pay dividends on the Series D Preferred Stock, even if it has funds available for the payment of such dividends. Dividends may only be paid out of funds that are legally available for this purpose.



Dividends on the Series D Preferred Stock will accrue from its date of original issuance and will be payable on the first day of each month in United States dollars beginning on April 1, 2002. In the case of the dividend payable on April 1, 2002, this dividend will cover the period from the date of issuance of the Series D Preferred Stock to and including March 31, 2002. Thereafter, dividends will accrue for each monthly dividend period commencing on the first day of each month and ending on and including the date next preceding the first day of the next month. Payment of dividends will be made to the holders of record of the Series D Preferred Stock as they appear on the books of R&G Financial on the fifteenth day of the month preceding the date on which the dividends are payable. If any date on which dividends are payable is not a Business Day, then payment of the dividend will be made on the next Business Day without any interest or other payment in respect of the delay. A "Business Day" is a day other than a Saturday or Sunday or a general banking holiday in San Juan, Puerto Rico or New York, New York.


Dividends on the Series D Preferred Stock will be noncumulative. If the Board of Directors does not declare a dividend for any monthly dividend period on the Series D Preferred Stock, then the holders of Series D Preferred Stock will not have a right to receive a dividend for that monthly dividend period, whether or not dividends on the Series D Preferred Stock are declared for any future monthly dividend period.


Dividends for any monthly dividend period will be paid in equal installments in
the amount of $0.     per share. The aggregate payment made to each holder will
be rounded to the next lowest cent. The amount of

                                                                              23
SUMMARY OF CERTAIN TERMS OF THE SERIES D PREFERRED STOCK


dividends payable for any period shorter than a full monthly dividend period will be computed on the basis of the actual number of days elapsed in that period.

Dividend payments will be mailed to the record holders of the Series D Preferred Stock at their addresses appearing on the register for the Series D Preferred Stock.


The terms of the Series D Preferred Stock do not permit R&G Financial to declare, set apart or pay any dividend or make any other distribution of assets on, or redeem, purchase, set apart or otherwise acquire shares of common stock or of any other class of stock of R&G Financial ranking junior to the Series D Preferred Stock as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up of R&G Financial, unless certain conditions are met. Those conditions are (1) all accrued and unpaid dividends on the Series D Preferred Stock for the twelve monthly dividend periods ending on the immediately preceding dividend payment date shall have been paid or are paid contemporaneously, (2) the full monthly dividend on the Series D Preferred Stock for the then current month has been or is contemporaneously declared and paid or declared and set apart for payment, and
(3) R&G Financial has not defaulted in the payment of the redemption price of any shares of Series D Preferred Stock called for redemption. See "Redemption at the option of R&G Financial." The above limitations do not apply to stock dividends or other distributions made in stock of R&G Financial ranking junior to the Series D Preferred Stock as to the payment of dividends and as to the distribution of assets. The above limitations also do not apply to conversions or exchanges for stock of R&G Financial ranking junior to the Series D Preferred Stock as to the payment of dividends and as to the distribution of assets.


If R&G Financial is unable to pay in full the dividends on the Series D Preferred Stock and on any other shares of stock of equal rank as to the payment of dividends with the Series D Preferred Stock, all dividends declared upon the Series D Preferred Stock and any such other shares of stock will be declared pro rata. In this event, each share of Series D Preferred Stock and of the other classes of stock of equal rank will receive dividends in the same proportion as the $25.00 per share liquidation preference of the Series D Preferred Stock bears to the per share liquidation preference of the other classes of equally ranked stock.


For a discussion of the tax treatment of distributions to stockholders see "Taxation -- Puerto Rico Taxation," and "-- United States Taxation," and for a discussion of certain potential regulatory limitations on R&G Financial's ability to pay dividends, see "Risk factors -- Banking regulations may restrict R&G Financial's ability to pay dividends."


NO CONVERSION OR EXCHANGE RIGHTS

The Series D Preferred Stock will not be convertible into, or exchangeable for any other securities of R&G Financial.

REDEMPTION AT THE OPTION OF R&G FINANCIAL


R&G Financial may not redeem the shares of the Series D Preferred Stock prior to March 1, 2007. On and after that date, R&G Financial may redeem the Series D Preferred Stock for cash, at its option, in whole or in part, at the redemption prices shown below plus accrued and unpaid dividends for the then current monthly dividend period to the redemption date. The redemption prices for the twelve month periods beginning on March 1, 2007 are shown below.


YEAR                                                          REDEMPTION PRICE
------------------------------------------------------------------------------
2007........................................................            $25.50
2008........................................................             25.25
2009 and thereafter.........................................             25.00

In the event that R&G Financial elects to redeem less than all of the outstanding shares of the Series D Preferred Stock, the total number of shares to be redeemed shall be allocated pro rata or by lot as may be determined by the Board of Directors or by such other method as the Board of Directors may approve and deem equitable, including any method to conform to any rule or regulation of any national or regional

24
SUMMARY OF CERTAIN TERMS OF THE SERIES D PREFERRED STOCK


stock exchange or automated quotation system upon which the shares of the Series D Preferred Stock may at the time be listed or eligible for quotation.

R&G Financial may redeem the Series D Preferred Stock without ever having declared or paid a dividend on such stock.

Notice of any proposed redemption shall be given by R&G Financial by mailing a copy of such notice to the holders of record of the shares of Series D Preferred Stock to be redeemed, at their address of record, not less than 30 nor more than 60 days prior to the redemption date. The notice of redemption to each holder of shares of Series D Preferred Stock shall specify the number of shares of Series D Preferred Stock to be redeemed, the redemption date and the redemption price payable to the holder upon redemption, and shall state that from and after the redemption date dividends will cease to accrue. If R&G Financial redeems less than all the shares owned by a holder, the notice shall also specify the number of shares of Series D Preferred Stock of the holder which are to be redeemed and the numbers of the certificates representing such shares. Any notice which is mailed in accordance with these procedures shall be conclusively presumed to have been properly given, whether or not the stockholder receives such notice. The failure by R&G Financial to give such notice by mail, or any defect in such notice, to the holders of any stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series D Preferred Stock.

If the redemption notice is properly mailed and R&G Financial pays the redemption price, from and after the redemption date, all dividends on the shares of Series D Preferred Stock called for redemption shall cease to accrue and all rights of the holders of such shares being redeemed as R&G Financial stockholders shall cease on the redemption date. Holders will retain the right to receive the redemption price upon presentation of their stock certificates. If R&G Financial redeems less than all the shares represented by any certificate, a new certificate representing the unredeemed shares shall be issued without cost to the holder.

At its option, R&G Financial may, on or prior to the redemption date, irrevocably deposit the entire amount payable upon redemption of the shares of the Series D Preferred Stock to be redeemed with a bank or trust company designated by R&G Financial having its principal office in New York, New York, San Juan, Puerto Rico, or any other city in which R&G Financial shall at that time maintain a transfer agent with respect to its capital stock, and having a combined capital and surplus of at least $50,000,000. The depositary will hold this amount in trust for payment to the holders of the shares of the Series D Preferred Stock to be redeemed. If the deposit is made and the funds deposited are immediately available to the holders of the shares of the Series D Preferred Stock to be redeemed, R&G Financial will no longer have any obligation to make payment of the amount payable upon redemption of the shares of the Series D Preferred Stock to be redeemed. Following the deposit, except as discussed in the next paragraph, holders of these shares shall look only to the depositary for payment.

Any funds remaining unclaimed at the end of two years after the redemption date for which such funds were deposited shall be returned to R&G Financial and thereafter, the holders of shares of the Series D Preferred Stock called for redemption shall look only to R&G Financial for the payment of the redemption price. Any interest accrued on any funds deposited with the depositary shall belong to R&G Financial and shall be paid to it from time to time on demand.

After the redemption of any shares of Series D Preferred Stock, the redeemed shares shall have the status of authorized but unissued shares of preferred stock, without designation as to series, until such shares are once more designated as part of a particular series by the Board of Directors.

CERTAIN REGULATORY CONSIDERATIONS AFFECTING REDEMPTIONS
Under current regulations, R&G Financial may not redeem the Series D Preferred Stock without the prior approval of the Federal Reserve Board. Ordinarily, the Federal Reserve Board will not permit a redemption unless (1) the shares are redeemed with the proceeds of a sale of common stock or perpetual preferred stock, or (2) the Federal Reserve Board determines that R&G Financial's condition and circumstances warrant the reduction of a source of permanent capital.

                                                                              25
SUMMARY OF CERTAIN TERMS OF THE SERIES D PREFERRED STOCK


Also, under Puerto Rico law, R&G Financial may not redeem any shares of its capital stock unless the assets remaining after the redemption are sufficient to pay any debts for which payment has not otherwise been provided.

LIQUIDATION PREFERENCE

In the event of any liquidation, dissolution or winding up of R&G Financial, the record holders of shares of Series D Preferred Stock will be entitled to receive out of the assets of R&G Financial available for distribution to stockholders, before any distribution is made to the holders of shares of common stock or on any other class or series of stock of R&G Financial ranking junior to the Series D Preferred Stock as to such a distribution, an amount equal to $25 per share, plus an amount equal to dividends accrued and unpaid for the then current dividend period to the date fixed for payment of such distribution.

If R&G Financial is liquidated or dissolved and the amounts payable with respect to the Series D Preferred Stock and any other shares of stock of equal rank upon liquidation are not paid in full, the holders of the Series D Preferred Stock and of the other shares will share ratably in any such distribution of assets in proportion to the full liquidation preferences to which each would otherwise be entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of shares of Series D Preferred Stock will not be entitled to any further participation in any distribution of assets of R&G Financial.

A consolidation or merger of R&G Financial with or into any other corporation or corporations or the sale, lease or conveyance, whether for cash, shares of stock, securities or properties, of all or substantially all of R&G Financial assets will not be regarded as a liquidation, dissolution or winding up of R&G Financial.

VOTING RIGHTS

As a holder of the Series D Preferred Stock, you will not be entitled to receive notice of or attend or vote at any meeting of R&G Financial stockholders, except as described below.

If R&G Financial does not declare and pay dividends in full on the Series D Preferred Stock for eighteen monthly dividend periods, whether consecutive or not, the holders of outstanding shares of the Series D Preferred Stock, together with the holders of shares of any one or more other series of preferred stock entitled to vote for the election of directors in the event of any failure to pay dividends (such as the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock), acting as a single class, will be entitled to appoint two additional members to R&G Financial's Board of Directors or to remove any such member so appointed by them from office and to appoint another person in place of such member. To make this appointment, the holders of a majority in liquidation preference of these shares must send written notice to R&G Financial of the appointment or pass a resolution adopted by a majority of holders at a separate general meeting of those holders called for this purpose.

Not later than 30 days after the right of holders of Series D Preferred Stock to elect directors arises, if written notice by a majority of the holders has not been given in accordance with the preceding sentence, R&G Financial's Board of Directors or an authorized committee is required to convene a separate special meeting for the above purpose. If the Board of Directors or such authorized committee fails to convene this meeting within the 30-day period, the holders of 10% of the outstanding shares of the Series D Preferred Stock and of any such other securities will be entitled to convene the meeting.

The provisions of R&G Financial's Certificate of Incorporation and Bylaws relating to the convening and conduct of general meetings of stockholders will apply with respect to any separate special meeting. Any member of the Board of Directors so appointed shall vacate office if, following the event which gave rise to such appointment, R&G Financial resumes the payment of dividends in full on the Series D Preferred Stock and each such other series of stock for twelve consecutive monthly dividend periods, subject always to the revesting of the right of holders of the Series D Preferred Stock, voting as a class with the holders of any other series of stock having the right to vote for the election of directors solely in the event of a failure to pay dividends, acting as a single class, to elect two directors as provided herein in the event of any subsequent failure on the part of R&G Financial to pay dividends at the stated rate for any eighteen full

26
SUMMARY OF CERTAIN TERMS OF THE SERIES D PREFERRED STOCK


monthly dividend periods, whether or not consecutive. R&G Financial's Certificate of Incorporation provides for a minimum of 5 board members and a maximum of 15 members. As of the date of this prospectus, the Board of Directors consisted of 12 members.

Any amendment, alteration or repeal of the terms of the Series D Preferred Stock contained in R&G Financial's Certificate of Incorporation, which includes the Certificate of Designation of the Series D Preferred Stock, which would materially and adversely affect the powers, preferences, or special rights of the Series D Preferred Stock will require the approval of holders of at least two thirds of the outstanding aggregate liquidation preference of the Series D Preferred Stock. This approval can be evidenced either by a consent in writing or by a resolution passed at a meeting of the holders of the Series D Preferred Stock. The authorization or issuance of any shares of R&G Financial ranking senior to the Series D Preferred Stock as to dividend rights or rights on liquidation or similar events, will be considered a change requiring the consent of the Series D Preferred Stock. Conversely, the authorization or issuance of shares ranking, as to dividend rights or rights on liquidation or similar events, on a parity or junior to the Series D Preferred Stock, will not be considered a change requiring the consent of the holders of the Series D Preferred Stock. The approval of the holders is not required if, at or prior to the act with respect to which such vote would otherwise be required, all outstanding shares of Series D Preferred Stock shall have been redeemed or called for redemption and sufficient funds deposited in trust to effect such redemption.

No vote of the holders of the Series D Preferred Stock will be required for R&G Financial to redeem or purchase and cancel the Series D Preferred Stock in accordance with its Certificate of Incorporation and the Certificate of Designation.

R&G Financial will cause a notice of any meeting at which holders of Series D Preferred Stock are entitled to vote to be mailed to each record holder of the Series D Preferred Stock. Each such notice will include a statement setting forth (1) the date of such meeting, (2) a description of any resolution to be proposed for adoption at such meeting on which such holders are entitled to vote, and (3) instructions for deliveries of proxies.

CERTAIN REGULATORY ISSUES RELATED TO VOTING RIGHTS
Under regulations adopted by the Federal Reserve Board, if the holders of shares of Series D Preferred Stock become entitled to vote for the election of directors as described above, the Series D Preferred Stock could be deemed a "class of voting securities." In this instance, a holder, other than a natural person, of 25% or more of the Series D Preferred Stock could then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. A holder, other than a natural person, of 5% that otherwise exercises a "controlling influence" over R&G Financial could also be subject to regulation under the Bank Holding Company Act. In addition, at any time the Series D Preferred Stock is deemed a class of voting securities, (1) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the outstanding shares of Series D Preferred Stock, and (2) any person other than a bank holding company may be required to file with the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of such series.

Section 12 of the Puerto Rico Banking Law requires that the OCFI approve any change of control involving a bank organized under the Banking Law. The Banking Law requires that the OCFI be informed not less than 60 days prior to any transfer of voting stock of a Puerto Rico bank that results in any person owning, directly or indirectly, more than 5% of the outstanding voting stock of the bank. For the purposes of Section 12 of the Banking Law, the term "control" means the power to, directly or indirectly, direct or influence decisively the administration of the bank. The OCFI has made an administrative determination that these provisions of the Banking Law are applicable to R&G Financial.

Pursuant to the Banking Law, if the OCFI receives notice of a proposed transaction that may result in a change of control of R&G Financial, the OCFI is required to investigate and determine whether a change of control has occurred. The OCFI will issue an authorization for the transfer of control of R&G Financial if the results of its investigations are in its judgment satisfactory. The decision of the OCFI is final and unreviewable.

                                                                              27
SUMMARY OF CERTAIN TERMS OF THE SERIES D PREFERRED STOCK


RANK

The Series D Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank:

- senior to all classes of common stock of R&G Financial, and to all other equity securities issued by R&G Financial the terms of which specifically provide that those equity securities will rank junior to the Series D Preferred Stock;


- on a parity with R&G Financial's outstanding Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, and with all other equity securities issued by R&G Financial the terms of which specifically provide that those equity securities will rank equal to the Series D Preferred Stock; and,


- junior to all equity securities issued by R&G Financial the terms of which specifically provide that those equity securities will rank senior to the Series D Preferred Stock.

For this purpose, the term "equity securities" does not include debt securities convertible into or exchangeable for equity securities.

R&G Financial may not issue shares ranking, as to dividend rights or rights on liquidation, winding up and dissolution, senior to the Series D Preferred Stock, except with the consent of the holders of at least two-thirds of the outstanding aggregate liquidation preference of the Series D Preferred Stock. See "-- Voting Rights" above.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Series D Preferred Stock is American Stock Transfer & Trust Co., New York, New York, or any successor thereto (the "Registrar and Transfer Agent").

The transfer of a share of Series D Preferred Stock may be registered upon the surrender of the certificate evidencing the Series D Preferred Stock to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the office of the Registrar and Transfer Agent.

Registration of transfers of Series D Preferred Stock will be effected without charge by or on behalf of R&G Financial but upon payment (or the giving of such indemnity as the Registrar and Transfer Agent may require) in respect of any tax or other governmental charges which may be imposed in relation to it.

R&G Financial will not be required to register the transfer of Series D Preferred Stock after such Series D Preferred Stock has been called for redemption.

REPLACEMENT OF LOST CERTIFICATES

If any certificate for a Series D Preferred Stock is mutilated or alleged to have been lost, stolen or destroyed, a new certificate representing the same share may be issued to the holder upon request subject to delivery of the old certificate or, if alleged to have been lost, stolen or destroyed, compliance with such conditions as to evidence, indemnity and the payment of any out-of-pocket expenses in connection with the request as R&G Financial may determine.

NO PREEMPTIVE OR PREFERENTIAL RIGHTS

As a holder of the Series D Preferred Stock, you will have no preemptive or preferential rights to purchase any securities of R&G Financial.

NO REPURCHASE AT THE OPTION OF THE HOLDERS

As a holder of the Series D Preferred Stock, you will have no right to require R&G Financial to redeem or repurchase any shares of Series D Preferred Stock.

28
SUMMARY OF CERTAIN TERMS OF THE SERIES D PREFERRED STOCK


NO MANDATORY REDEMPTION OR SINKING FUND OBLIGATION

The shares of Series D Preferred Stock are not subject to any mandatory redemption, sinking fund or similar obligation.

PURCHASE OF SHARES BY R&G FINANCIAL

R&G Financial may, at its option, purchase shares of the Series D Preferred Stock from holders thereof from time to time, by tender, in privately negotiated transactions or otherwise.

Description of capital stock

GENERAL

R&G Financial is authorized to issue 90,000,000 shares of capital stock, of which 80,000,000 are shares of common stock, and 10,000,000 are shares of preferred stock, par value $0.01 per share. The following is a summary of certain rights and privileges of R&G Financial's common stock and preferred stock. Statements in this summary are qualified in their entirety by reference to R&G Financial's Certificate of Incorporation and to the General Corporation Law of 1995 of Puerto Rico.

COMMON STOCK

R&G Financial's common stock is divided into 40,000,000 Class A Shares, of which as of September 30, 2001, 16,233,056 were owned by Mr. Victor J. Galan, Chairman of the Board and Chief Executive Officer of R&G Financial, and 40,000,000 Class B Shares, of which as of such date, 14,693,700 Class B Shares were outstanding and held by members of the general public. R&G Financial's Class B shares are listed on the Nasdaq Stock Market under the symbol "RGFC." R&G Financial's common stock does not represent non-withdrawable capital, is not an account of an insurable type, and is not insured by the FDIC.

Subject to the rights of the holders of preferred stock to elect directors under certain circumstances, the holders of R&G Financial's common stock possess exclusive voting rights in R&G Financial. They elect the Board of Directors and act on such other matters as are required to be presented to them under Puerto Rico law or R&G Financial's Certificate of Incorporation or as are otherwise presented to them by the Board of Directors. Except for matters where applicable law requires the approval of one or both classes of common stock voting as separate classes, holders of Class A Shares and Class B Shares generally vote as a single class on all matters submitted to a vote of the shareholders, including the election of directors. Holders of Class A Shares are entitled to two votes per share and holders of Class B Shares are entitled to one vote per share.

Each record holder of Class A Shares is entitled to convert any or all of the Class A Shares held by such holder into Class B Shares at the rate of one Class B Share for each Class A Share so converted. The Class B Shares do not carry any conversion rights and are otherwise not convertible into Class A Shares.

Subject to any dividend preferences which may be established with respect to any series of preferred stock, holders of Class A Shares and Class B Shares are entitled to share ratably, as a single class, in dividends when and as declared by the Board of Directors out of funds legally available for the payment of dividends.

In the event of the liquidation, dissolution or distribution of assets of R&G Financial, the holders of its common stock would be entitled to receive all of its assets available for distribution, after payment or provision for payment of all debts and liabilities and liquidation distributions due to holders of R&G Financial's preferred stock. The Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock have, and the Series D Preferred Stock will have, a priority over the holders of R&G Financial's common stock in the event of a liquidation, dissolution or distribution of assets.

Holders of R&G Financial's common stock are not entitled to preemptive rights with respect to any shares which may be issued in the future. R&G Financial's common stock is not subject to redemption.

PREFERRED STOCK

Prior to this offering, R&G Financial had issued 2,000,000 shares of Series A Preferred Stock, 1,000,000 shares of Series B Preferred Stock and 2,760,000 shares of Series C Preferred Stock, all of which rank pari passu with respect to the Series D Preferred Stock. Except with respect to the dividend rate and redemption and maturity dates, the Series A Preferred Stock, the Series B Preferred Stock and Series C Preferred Stock each have terms which are substantially the same as the terms of the Series D Preferred Stock. R&G Financial may issue other series of preferred stock with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval,

30
DESCRIPTION OF CAPITAL STOCK


issue preferred stock with voting, dividend, liquidation and conversion rights as it may deem appropriate under the circumstances.

RESTRICTIONS ON ACQUISITION OF R&G FINANCIAL


RESTRICTIONS IN THE CERTIFICATE OF INCORPORATION AND BYLAWS

A number of provisions of R&G Financial's Certificate of Incorporation and Bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of the Certificate of Incorporation and Bylaws which might be deemed to have a potential "anti-takeover" effect. Reference should be made in each case to such Certificate of Incorporation and Bylaws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.


BOARD OF DIRECTORS

R&G Financial's Certificate of Incorporation contains provisions relating to the Board of Directors and provides, among other things, that the Board of Directors shall be divided into three classes as nearly equal in number as possible with the term of office of one class expiring each year. Cumulative voting in the election of directors is prohibited. Directors may be removed with or without cause at a duly constituted meeting of stockholders called expressly for that purpose. Any vacancy occurring in the Board of Directors for any reason (including an increase in the number of authorized directors) may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board, or by the sole remaining director, and a director appointed to fill a vacancy shall serve for the remainder of the term to which the director being replaced had been elected, and until his successor has been elected and qualified.

R&G Financial's Bylaws govern nominations for election to the Board, and provide that nominations for election to the Board of Directors may be made by the nominating committee of the Board of Directors or by a stockholder eligible to vote at an annual meeting of stockholders who has complied with specified notice requirements. Written notice of a stockholder nomination must be delivered to, or mailed to and received at, the principal executive offices not later than ninety days prior to the anniversary date of the mailing of the proxy materials in connection with the immediately preceding annual meeting and, with respect to an election to be held at a special meeting of stockholders, no later than the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders.


LIMITATION OF LIABILITY

R&G Financial's Certificate of Incorporation provides that the personal liability of the directors and officers for monetary damages shall be limited to the fullest extent permitted by the General Corporation Law of the Commonwealth of Puerto Rico ("Puerto Rico Corporate Law").


INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS

R&G Financial's Bylaws provide that R&G Financial shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding of R&G Financial, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of R&G Financial, or is or was serving at its written request as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent authorized by Puerto Rico Corporate Law. Notwithstanding the foregoing, R&G Financial shall not be liable for any amounts which may be due to any person in connection with a settlement of any action, suit or proceeding effected without the prior written consent of R&G Financial or any action, suit or proceeding initiated by any person seeking indemnification without the prior written consent of R&G Financial. R&G Financial's Bylaws also provide that reasonable expenses incurred by a director, officer, employee or agent of R&G Financial in defending any civil, criminal, suit or proceeding may be paid by R&G Financial in advance of the final disposition of such action, suit or proceeding.

                                                                              31
DESCRIPTION OF CAPITAL STOCK



SPECIAL MEETINGS OF STOCKHOLDERS AND STOCKHOLDER PROPOSALS

R&G Financial's Bylaws provide that special meetings of stockholders, for any purpose or purposes, may be called by the Chairman of the Board, the President or by the affirmative vote of a majority of the Board of Directors then in office. Only such business as shall have been properly brought before an annual meeting of stockholders shall be conducted at the annual meeting. In order to be properly brought before an annual meeting, business must either be brought before the meeting by or at the direction of the Board of Directors or otherwise by a stockholder who has given timely notice thereof (along with specified information) in writing. For stockholder proposals to be included in R&G Financial's proxy materials, the stockholder must comply with all the timing and informational requirements of the Securities Exchange Act of 1934, as amended. With respect to stockholder proposals to be considered at the annual meeting of stockholders but not included in R&G Financial's proxy materials, the stockholder's notice must be delivered to or mailed and received at R&G Financial's principal executive offices not later than 90 days prior to the anniversary date of the mailing of the proxy materials in connection with the immediately preceding annual meeting.


AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

R&G Financial's Certificate of Incorporation generally provides that any amendment of the Certificate must be first approved by a majority of the Board of Directors and, to the extent required by law, then by the holders of a majority of the votes eligible to be cast in an election of directors, except that the approval of shares representing 75% of the votes eligible to be cast in an election of directors, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof, is required for any amendment concerning R&G Financial's directors, bylaws, limitation on liability of directors and officers and amendments, unless any such proposed amendment is approved by a vote of two-thirds of the Board of Directors then in office. R&G Financial's Bylaws may be amended by the Board or by the stockholders. Such action by the stockholders requires the affirmative vote of the holders of a majority of the votes eligible to be cast generally in an election of directors, except that the approval of shares representing 75% of the votes eligible to be cast generally in an election of directors is required for any amendment to the Bylaws which is inconsistent with the provisions in R&G Financial's Certificate of Incorporation which address the foregoing provisions and which are not approved by the affirmative vote of two-thirds of R&G Financial's Board of Directors then in office.


OTHER RESTRICTIONS ON ACQUISITION OF R&G FINANCIAL

Under the Change in Bank Control Act ("CIBCA"), a notice must be submitted to the Federal Reserve Board if any person, or group acting in concert, seeks to acquire 10% or more of R&G Financial's shares of common stock outstanding, unless the Federal Reserve Board finds that the acquisition will not result in a change in control of R&G Financial. Under the CIBCA, the Federal Reserve Board has 60 days within which to act on such notices, taking into consideration certain factors, including the financial and managerial resources of the acquiror, the convenience and needs of the communities served by the R&G Financial and R-G Premier Bank, and the antitrust effects of the acquisition. Under the Bank Holding Company Act, any company would be required to obtain prior approval from the Federal Reserve Board before it may obtain control of R&G Financial. Control generally is defined to mean the beneficial ownership of 25% or more of any class of R&G Financial's voting securities. Under the Puerto Rico Banking Act, a notice must be submitted to the OCFI not less than 60 days prior to the consummation of any transfer of R&G Financial stock if, after such transfer, the transferee (including any group acting in concert) will own more than 5% of R&G Financial's outstanding voting stock. Such transfer will require the approval of the OCFI if it will result in a change of control of R&G Financial. A transfer will be presumed to result in a change of control if, as a result of such transfer, a person or group that did not own more than 5% of R&G Financial's outstanding voting stock prior to such transfer owns more than 5% of such stock. In acting upon any such request for approval, the OCFI must take into consideration factors such as the experience and moral and financial responsibility of the transferee, its impact on the operations of R-G Premier Bank, whether the change of control threatens the interest of R-G Premier Bank's depositors, creditors or shareholders and any public interest considerations.

32



Taxation

GENERAL

The following is a summary of the material Puerto Rico tax and United States federal income tax considerations relating to the purchase, ownership and disposition of the Series D Preferred Stock. This summary is not a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Series D Preferred Stock and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.

This summary is based on the tax laws of Puerto Rico and the United States Internal Revenue Code of 1986, as amended (the "Code"), as in effect on the date of this prospectus, as well as regulations, including existing and proposed regulations of the U.S. Department of the Treasury ("Treasury Regulations"), administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Prospective purchasers of the Series D Preferred Stock should consult their own tax advisors as to the Puerto Rico, United States or other tax consequences of the purchase, ownership and disposition of the Series D Preferred Stock, including the application to their particular situations of the tax considerations discussed below, such as life insurance companies, special partnerships, Subchapter N corporations (under Puerto Rico law), registered investment companies, certain pension trusts, tax-exempt entities, dealers in securities, financial institutions, persons who hold Series D Preferred Stock as part of an integrated investment (including a straddle) or to persons whose functional currency is not the U.S. dollar or who own 10% or more of R&G Financial's voting stock, as well as the application of any state, local, foreign or other tax.

PUERTO RICO TAXATION

For purposes of the discussion below, the term "Puerto Rico corporation" is used to refer to a corporation organized under the laws of Puerto Rico and the term "foreign corporation" is used to refer to a corporation organized under the laws of a jurisdiction other than Puerto Rico.

OWNERSHIP AND DISPOSITION OF SERIES D PREFERRED STOCK


TAXATION OF DIVIDENDS


GENERAL


Distributions of cash or other property made by R&G Financial on the Series D Preferred Stock will be treated as dividends to the extent that R&G Financial has current or accumulated earnings and profits. To the extent that a distribution exceeds R&G Financial's current and accumulated earnings and profits, the distribution will be applied against and reduce the adjusted tax basis of the Series D Preferred Stock in the hands of the holder. The excess of any distribution of this type over the adjusted tax basis will be treated as gain on the sale or exchange of the Series D Preferred Stock and will be subject to income tax as described below.

The following discussion regarding the income taxation of dividends on Series D Preferred Stock received by individuals not residents of Puerto Rico and foreign corporations not engaged in a trade or business in Puerto Rico assumes that dividends will constitute income from sources within Puerto Rico. Generally, a dividend paid by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation has derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration of the dividend or for such part of such period as the corporation has been in existence. R&G Financial has represented that it has derived more than 20% of its gross income from Puerto Rico sources on an annual basis since its incorporation in 1996.


INDIVIDUAL RESIDENTS OF PUERTO RICO AND PUERTO RICO CORPORATIONS

In general, individuals who are residents of Puerto Rico will be subject to a special 10% income tax (the "10% Special Tax") on dividends paid on the Series D Preferred Stock. This tax is generally required to be

                                                                              33
TAXATION


withheld by R&G Financial. An individual may elect for this withholding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%.

Puerto Rico corporations will be subject to income tax on dividends paid on the Series D Preferred Stock at the normal corporate income tax rates, subject to the dividend received deduction discussed below. In the case of a Puerto Rico corporation, no withholding will be imposed on dividends paid on the Series D Preferred Stock. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation's net taxable income. Based on the applicable maximum Puerto Rico normal corporate income tax rate of 39%, the maximum effective income tax rate on these dividends will be 5.85% after accounting for the dividend received deduction.


As a practical matter, dividends on the Series D Preferred Stock held in street name through foreign financial institutions or other securities intermediaries not engaged in trade or business in Puerto Rico will generally be subject to a separate 10% withholding tax imposed on foreign corporations. See "-- Foreign corporations." Accordingly, individual residents of Puerto Rico who desire to be subject to the 10% Special Tax or to file an election out of the applicable 10% Special Tax and applicable withholding tax should have their shares of Series D Preferred Stock issued and registered in their own names. Similarly, Puerto Rico corporations that own shares of Series D Preferred Stock and wish to avoid the withholding imposed on foreign corporations should have their shares issued and registered in their own names in order to ensure that no withholding is made on dividends.



UNITED STATES CITIZENS NOT RESIDENTS OF PUERTO RICO

Dividends paid on the Series D Preferred Stock to a United States citizen who is not a resident of Puerto Rico will be subject to the 10% Special Tax which will be withheld by R&G Financial. These individuals may elect for the with holding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%. In the event such individuals opt out of the 10% Special Tax, a separate 10% withholding tax will be required on the amount of the dividend unless the individual timely files with R&G Financial a withholding exemption certificate to the effect that the individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married. Withholding exemption certificates will only be accepted by R&G Financial or its agent from individuals who have the shares of Series D Preferred Stock registered in their names. Individuals who hold shares of Series D Preferred Stock in street name will not be eligible to file with R&G Financial or its agent withholding exemption certificates.


INDIVIDUALS NOT CITIZENS OF THE UNITED STATES AND NOT RESIDENTS OF PUERTO RICO

Dividends paid on the Series D Preferred Stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% tax which will be withheld at source by R&G Financial.


FOREIGN CORPORATIONS

The income taxation of dividends paid on the Series D Preferred Stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico.

A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to Puerto Rico corporations on their net income that is effectively connected with the trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on the Series D Preferred Stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with Puerto Rico corporations.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends on the Series D Preferred Stock received by these corporations will be excluded from the computation of the branch profits tax liability of these corporations.

34
TAXATION


A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the Series D Preferred Stock.

PARTNERSHIPS


Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to corporations is equally applicable in the case of most partnerships.


TAXATION OF GAINS UPON SALES OR EXCHANGES OTHER THAN REDEMPTIONS


GENERAL


The sale or exchange of Series D Preferred Stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the Series D Preferred Stock in the hands of the holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the Series D Preferred Stock is held as a capital asset by the holder and will be a long-term capital gain or loss if the stockholder's holding period of the Series D Preferred Stock exceeds six months.


INDIVIDUAL RESIDENTS OF PUERTO RICO AND PUERTO RICO CORPORATIONS

Gain on the sale or exchange of Series D Preferred Stock by an individual resident of Puerto Rico or a Puerto Rico corporation will generally be required to be recognized as gross income and will be subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%.

If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 12.5%.


UNITED STATES CITIZENS NOT RESIDENTS OF PUERTO RICO

A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of Series D Preferred Stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of Series D Preferred Stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the Series D Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series D Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 10% of the payments received will be withheld at the source; and if the gain constitutes a long-term capital gain, it will be subject to a tax at a maximum rate of 10%. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.


INDIVIDUALS NOT CITIZENS OF THE UNITED STATES AND NOT RESIDENTS OF PUERTO RICO

An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described above under "-- United States Citizens Not Residents of Puerto Rico." However, if the gain resulting from the sale or exchange of Series D Preferred Stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source; provided, that if the gain resulting from the sale or exchange represents a capital gain from sources within Puerto Rico, the individual will generally be subject to tax on this gain at a fixed rate of 29%. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.


FOREIGN CORPORATIONS

A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of Series D Preferred Stock if the gain is (1) from sources within Puerto Rico or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 12.5% if it qualifies as a long-term capital gain.

                                                                              35
TAXATION


In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of Series D Preferred Stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.

A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of Series D Preferred Stock if the gain is from sources within Puerto Rico. Gain on the sale or exchange of Series D Preferred Stock will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the Series D Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series D Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source and be creditable against the shareholder's Puerto Rico income tax liability. In the case of such foreign corporation, no income tax will be imposed if the gain constitutes income from sources outside Puerto Rico.

PARTNERSHIPS


Partnerships are generally taxed as corporations. Accordingly, the discussion with respect to corporations is equally applicable to most partnerships.


TAXATION OF REDEMPTIONS


A redemption of shares of the Series D Preferred Stock for cash will be treated as a distribution taxable as a dividend to the extent of R&G Financial's current or accumulated earnings and profits if the redemption is essentially equivalent to a dividend. Under regulations issued by the Department of the Treasury of Puerto Rico (1) a redemption of stock that completely terminates a shareholder's interest in a corporation does not constitute a dividend, and (2) certain pro rata redemptions among all the shareholders will be treated as a dividend. In situations not described by these regulations, the Department of the Treasury of Puerto Rico will generally follow principles applied by United States courts and the United States Internal Revenue Service under the Code, in determining whether a distribution is essentially equivalent to a dividend. The Department of the Treasury of Puerto Rico, however, is not bound by such principles and is free to adopt a different rule.

If the redemption of the Series D Preferred Stock is not treated as a dividend, it will generally generate gain or loss that will be measured as provided above under "-- Taxation of Gains upon Sales or Exchanges Other Than Redemptions" for a sale or exchange of Series D Preferred Stock. Gain on the redemption of Series D Preferred Stock will generally be recognized and will be subject to income tax. If the stockholder of the Series D Preferred Stock is an individual resident of Puerto Rico and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for the alternative tax rate of 12.5%.

If the stockholder of the Series D Preferred Stock is an individual who is not a resident of Puerto Rico or a foreign corporation or foreign partnership, any gain realized by the holder on the redemption of the Series D Preferred Stock that is not taxable as a dividend may be subject to Puerto Rico income tax if the gain constitutes income from sources within Puerto Rico or is effectively connected with a trade or business conducted by the holder in Puerto Rico. The Puerto Rico income tax law does not provide clear rules in this area. As a result thereof, these prospective shareholders should be aware that gain realized from a redemption of the Series D Preferred Stock may be treated as income from sources within Puerto Rico or effectively connected income and subject to income tax accordingly. If the gain is treated as income from sources within Puerto Rico an amount equal to 10%, in the case of United States citizens, or 25%, in all other cases, of the payments received would be withheld at the source.

36
TAXATION


ESTATE AND GIFT TAXATION

The transfer of Series D Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of the Series D Preferred Stock by death or gift.

MUNICIPAL LICENSE TAXATION

Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on the Series D Preferred Stock or on any gain realized on the sale, exchange or redemption of the Series D Preferred Stock.

A corporation or partnership, Puerto Rico or foreign, that is engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on dividends paid on the Series D Preferred Stock and on the gain realized on the sale, exchange or redemption of the Series D Preferred Stock if the dividends or gain are attributable to that trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates range from a maximum of 1.5% for financial businesses to a maximum of 0.5% for other businesses.

PROPERTY TAXATION

The Series D Preferred Stock will not be subject to property tax.


UNITED STATES TAXATION


The following discussion is limited to the United States federal tax consequences of the ownership and disposition of the Series D Preferred Stock by U.S. Holders, as defined below, and corporations organized under the laws of Puerto Rico ("PR Corporations"). This discussion is based on the Code, existing and proposed regulations of the United States Department of the Treasury promulgated thereunder, administrative pronouncements and judicial decisions, all of which are subject to change, even with retroactive effect. This discussion deals only with Series D Preferred Stock held by initial purchasers as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a purchaser in light of that person's particular circumstances or to purchasers subject to special rules, such as, among others, entities that are taxed under the Code as partnerships, Subchapter S corporations, life insurance companies, tax exempt entities, dealers in securities, financial institutions, or to persons whose functional currency is not the U.S. dollar.

As used herein, the term "U.S. Holder" means a beneficial owner of Series D Preferred Stock that does not own directly, constructively or by attribution, 10% or more of the voting stock of the R&G Financial and is, for United States federal income tax purposes: a citizen or resident of the United States, a corporation organized under the laws of the United States or of any political subdivision thereof (including the District of Columbia), an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (as such term is defined in the Code) have authority to control all substantial decisions of the trust. The term "U.S. Holder" does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include PR Corporations. As used herein, the term "Puerto Rico U.S. Holder" means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year for purposes of Section 933 of the Code.

OWNERSHIP AND DISPOSITION OF SERIES D PREFERRED STOCK


TAXATION OF DIVIDENDS


GENERAL


Dividends on the Series D Preferred Stock will constitute gross income from sources outside the United States if less than 25% of the gross income from all sources of R&G Financial for the three-year period

                                                                              37
TAXATION


ending with the close of the taxable year preceding the declaration of such dividends (or for such part of such period as R&G Financial has been in existence) was effectively connected with a trade or business within the United States (the "ECI Test"). Since its incorporation in 1996, less than 25% of R&G Financial's gross income has been effectively connected in the conduct of a trade or business in the United States, and R&G Financial expects to satisfy the ECI Test on an ongoing basis. Accordingly, dividends on the Series D Preferred Stock distributed by R&G Financial will constitute gross income from sources outside the United States so long as R&G Financial continues to meet the ECI Test.


U.S. HOLDERS OTHER THAN PUERTO RICO U.S. HOLDERS

Subject to the discussion under "-- Passive Foreign Investment Company Rules" below, distributions made with respect to the Series D Preferred Stock, including the amount of any Puerto Rico taxes withheld on the distribution, will be includable in the gross income of a U.S. Holder, other than a Puerto Rico U.S. Holder, as foreign source gross income (so long as R&G Financial meets the ECI Test) to the extent the distributions are paid out of current or accumulated earnings and profits of R&G Financial as determined for United States federal income tax purposes. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. To the extent, if at all, that the amount of any such distribution by R&G Financial exceeds its current and accumulated earnings and profits as determined for United States federal income tax purposes, the excess will be treated first as a tax-free return of the U.S. Holder's tax basis in the Series D Preferred Stock and thereafter as capital gain.

Subject to certain conditions and limitations contained in the Code, the Puerto Rico income tax imposed on dividends distributed by R&G Financial in accordance with Puerto Rico law will be eligible for a deduction or a credit against the U.S. Holder's United States federal income tax liability. See "Puerto Rico Taxation -- Ownership and Disposition of Series D Preferred Stock -- Taxation of Dividends" above. For purposes of calculating a U.S. Holder's United States foreign tax credit limitation, dividends distributed by R&G Financial will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders (those predominantly engaged in the active conduct of a banking, financing or similar business), foreign source "financial services income."


PUERTO RICO U.S. HOLDERS

In general, and subject to the discussion under "-- Passive Foreign Investment Company Rules" below, distributions of dividends made by R&G Financial on the Series D Preferred Stock to a Puerto Rico U.S. Holder will constitute gross income from sources within Puerto Rico (so long as R&G Financial meets the ECI
Test), will not be includable in the stockholder's gross income and will be exempt from United States federal income taxation. For United States federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income.


PR CORPORATIONS

In general, distributions of dividends made by R&G Financial on the Series D Preferred Stock to a PR Corporation will not, in the hands of the PR Corporation, be subject to United States federal income tax (so long as R&G Financial meets the ECI Test) if the dividends are not effectively connected with the conduct of a United States trade or business of the PR Corporation.


TAXATION OF SALES OR OTHER DISPOSITIONS



U.S. HOLDERS OTHER THAN PUERTO RICO U.S. HOLDERS

A U.S. Holder, other than a Puerto Rico U.S. Holder, will recognize gain or loss on the sale or other disposition of Series D, including redemptions treated as sales or exchanges of the Series D Preferred Stock under Section 302 of the Code, in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the Series D Preferred Stock and the amount realized on the sale or other disposition. Subject to the discussion under "-- Passive Foreign Investment Company Rules" below, the gain or loss will be a capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder's holding period for the Series D Preferred Stock exceeds one year. Long-term capital gains are subject to a maximum United States federal tax rate of 20%. Redemptions of the Series D Preferred Stock that are not treated as sales or

38
TAXATION


exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends (to the extent of current and accumulated earnings and profits of R&G Financial).

Gain recognized by a U.S. Holder on the sale or other disposition of Series D Preferred Stock generally will be treated as United States source income.


PUERTO RICO U.S. HOLDERS

In general, and subject to the discussion under "-- Passive Foreign Investment Company Rules" below, gain from the sale or exchange of the Series D Preferred Stock, including redemptions treated as sales or exchanges of the Series D Preferred Stock under Section 302 of the Code, by a Puerto Rico U.S. Holder that is not a United States resident as determined under Section 865(g) of the Code
(1) will constitute income from sources within Puerto Rico, (2) will not be includable in the stockholder's gross income and (3) will be exempt from United States federal income taxation. Puerto Rico U.S. Holders should consult their tax advisors with respect to whether they are United States residents under
Section 865(g) of the Code. Also, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income. Redemptions of the Series D Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally constitute dividends (to the extent of current and accumulated earnings and profits of R&G Financial) and will constitute gross income from sources in Puerto Rico (so long as R&G Financial meets the ECI Test), will not be includable in the stockholder's gross income and will be exempt from United States federal income taxation. Also, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income.


PR CORPORATIONS

In general, any gain derived by a PR Corporation from the sale or exchange of the Series D Preferred Stock will not, in the hands of the PR Corporation, be subject to United States income tax if the gain is not effectively connected with the conduct of a United States trade or business of the PR Corporation. Redemptions of the Series D Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally constitute dividends (to the extent of current and accumulated earnings of R&G Financial) but will not be subject to United States federal income tax (so long as R&G Financial meets the ECI Test) if the dividends are not effectively connected with the conduct of a United States trade or business of the PR Corporation.


BACKUP WITHHOLDING

Certain noncorporate U.S. Holders may be subject to backup withholding at the fourth lowest rate of tax applicable under section 1(c) of the Code, on dividends paid or the proceeds of a sale, exchange or redemption of Series D Preferred Stock. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the payor is notified by the IRS that the taxpayer has failed to report payments of interest and dividends properly. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

The Code provides special rules for distributions received by U.S. Holders on stock of a passive foreign investment company ("PFIC"), as well as amounts received from the sale or other disposition of PFIC stock. In general, a PFIC is a foreign corporation if, for any taxable year, 75% or more of its gross income for the taxable year is passive income or 50% or more of its assets produce or are held for the production of passive income as determined for United States federal income tax purposes. For purposes of applying these rules, a foreign corporation is deemed to receive its pro rata share of the income and to hold its pro rata share of the assets, of any corporation in which it directly or indirectly owns 25% or more of the stock measured by value.

Based upon certain proposed Treasury Regulations under the PFIC provisions of the Code (the "Proposed Regulations"), R&G Financial believes that it has not been a PFIC for any of its prior taxable years and expects to conduct its affairs in a manner so that it will not meet the criteria to be considered a PFIC in the

                                                                              39
TAXATION


foreseeable future. If, contrary to R&G Financial's expectation, the Series D Preferred Stock were considered to be shares of a PFIC for any fiscal year, a U.S. Holder would, except as noted in the next paragraph, generally be subject to special rules, regardless of whether R&G Financial remains a PFIC, with respect to (1) any "excess distribution" by R&G Financial to the U.S. Holder and
(2) any gain realized on the sale, pledge or other direct or indirect disposition of Series D Preferred Stock. An "excess distribution" is generally any distribution received by the U.S. Holder on the Series D Preferred Stock in a taxable year that is greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder's holding period for the Series D Preferred Stock if shorter. Under these rules, (1) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the Series D Preferred Stock, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which R&G Financial is a PFIC would be taxed as ordinary income, and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to each such year.

As an alternative to the rules described above, if R&G Financial were a PFIC, U.S. Holders may, in certain circumstances, make a mark-to-market election with respect to their Series D Preferred Stock, provided that the Series D Preferred Stock will constitute "marketable stock" for purposes of these rules. The alternative rules applicable to a qualifying electing fund (a "QEF") will not be available to U.S. Holders because R&G Financial does not intend, if it were a PFIC, to comply with the specified reporting requirements necessary for a U.S. Holder to make a QEF election. In general, if a shareholder makes a QEF election with respect to shares it owns in a PFIC, the shareholder will be currently taxable on its pro rata share of ordinary earnings and net capital gain of the PFIC for each taxable year in which the foreign corporation qualifies as a PFIC and certain other rules will apply.

Proposed Treasury Regulations under the PFIC provisions of the Code provide that Puerto Rico U.S. Holders would be subject to the rule described in (3) above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual held the Series D Preferred Stock and was not a bona fide resident of Puerto Rico during the entire taxable year or, in certain cases, a portion thereof.

If R&G Financial is a PFIC in any year, a U.S. Holder who beneficially owns Series D Preferred Stock during that year must make an annual return on IRS Form 8621 that describes any distributions received from R&G Financial and any gain realized on the disposition of Series D Preferred Stock.

ESTATE AND GIFT TAXATION

The transfer of Series D Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to U.S. federal estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for U.S. federal estate and gift tax purposes of the transfer of the Series D Preferred Stock by death or gift.

40



Underwriting


Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), R&G Financial has agreed to sell to each of the underwriters named below, and each of such underwriters has severally agreed to purchase from R&G Financial, the aggregate number of shares of Series D Preferred Stock set forth opposite its name below. The table does not include the 360,000 shares of Series D Preferred Stock subject to the over-allotment option discussed below.



                                                              NUMBER OF
UNDERWRITERS                                                     SHARES
-----------------------------------------------------------------------
UBS PaineWebber Incorporated of Puerto Rico.................
Friedman, Billings, Ramsey & Co., Inc. .....................
Keefe, Bruyette & Woods, Inc. ..............................
Oriental Financial Services Corp. ..........................
Popular Securities, Inc. ...................................
Santander Securities Corporation............................
                                                              ---------
     Total..................................................  2,400,000
                                                              =========


Under the terms and conditions of the Underwriting Agreement, R&G Financial is obligated to sell, and the underwriters are obligated to purchase, all of the shares of Series D Preferred Stock shown on the table above, if any are purchased.


The underwriters propose to offer the shares of Series D Preferred Stock to the public initially at the public offering price set forth on the cover page of this prospectus, and to certain selected dealers at the public offering price less a concession not to exceed $0. per share. After the shares of Series D Preferred Stock are released to the public, the public offering price and other selling terms may be changed by the underwriters.



R&G Financial has granted the underwriters an option exercisable for 30 days from the date of this prospectus, to purchase up to 360,000 additional shares of Series D Preferred Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts, as shown on the cover page of this prospectus. If the underwriters exercise this option, then each of the underwriters will have a firm commitment, subject to certain conditions contained in the Underwriting Agreement, to purchase a number of option shares proportionate to the underwriter's initial commitment as indicated in the table above. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of Series D Preferred Stock offered hereby.



The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by R&G Financial as well as the proceeds received by R&G Financial from the offering, before deducting expenses. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 360,000 shares.



                                                                                             TOTAL,
                                                                                           ASSUMING
                                                                                   FULL EXERCISE OF
                                                                                     OVER-ALLOTMENT
                                                         PER SHARE         TOTAL             OPTION
---------------------------------------------------------------------------------------------------
Public offering price..................................  $25.0000    $60,000,000     $69,000,000
Underwriting discount..................................    0.7875      1,890,000       2,173,500
Proceeds to R&G Financial..............................   24.2125     58,110,000      66,826,500



In connection with this offering, certain underwriters may engage in passive market making transactions on the Nasdaq Stock Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq Stock Market limited by the bid prices and effect in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Series D Preferred Stock during a specified period and must be

                                                                              41
UNDERWRITING


discontinued when that limit is reached. Passive market making may stabilize the market price of the Series D Preferred Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

Until the distribution of the Series D Preferred Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase the Series D Preferred Stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the Series D Preferred Stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series D Preferred Stock.

If the underwriters create a short position in the Series D Preferred Stock in connection with the offering, i.e., if the underwriters sell more shares of Series D Preferred Stock than are set forth on the cover page of this prospectus, they may reduce that short position by purchasing shares of Series D Preferred Stock in the open market. The underwriters may also elect to reduce any short position by purchasing all or part of the over-allotment option described above.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases.

R&G Financial estimates that the total expense of this offering, excluding underwriting discounts and commissions, will be $232,625.

R&G Financial has agreed to indemnify the several underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect thereof.

Several of the underwriters have from time to time been customers of, engaged in transactions with, or performed services for, R&G Financial and its subsidiaries in the ordinary course of business. Such transactions and services are expected to continue in the future.


UBS Warburg LLC, an affiliate of UBS PaineWebber Incorporated of Puerto Rico, is acting as financial advisor to R&G Financial in connection with the pending acquisition of Crown. Such financial advisory services are being provided pursuant to a letter agreement dated September 14, 2001 between UBS Warburg LLC and R&G Financial. The letter agreement provides that in the event that R&G Financial requires financing in connection with the pending acquisition of Crown, UBS Warburg LLC shall have a right of first refusal to act as lead manager in such financing. In accordance with applicable NASD rules, such right of first refusal is valued at 1% of the offering proceeds in connection with this offering.



R&G Financial has received approval to list of the Series D Preferred Stock on the Nasdaq Stock Market under the symbol "RGFCM." Trading of the Series D Preferred Stock is expected to commence not later than 30 days after initial delivery of the Series D Preferred Stock. R&G Financial has been advised by the underwriters that they intend to make a market in the Series D Preferred Stock prior to the commencement of trading. The underwriters will have no obligation to make a market in the Series D Preferred Stock, however, and may cease market making activities, if commenced, at any time.

42



Incorporation of certain documents by reference

The Securities and Exchange Commission allows R&G Financial to "incorporate by reference" the information it files with them, which means R&G Financial can disclose important information to you by referring to these documents. The information included in the following documents is incorporated by reference and is considered a part of this prospectus. The most recent information that R&G Financial files with the Securities Exchange Commission automatically updates and supersedes previously filed information. R&G Financial has previously filed the following documents with the Securities Exchange Commission and is incorporating them by reference into this prospectus:

- Annual Report on Form 10-K for the year ended December 31, 2000, as amended;

- Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as amended;

- Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, as amended;


- Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, as amended;


- Current Report on Form 8-K dated as of February 16, 2001;


- Current Report on Form 8-K dated as of June 12, 2001;



- Current Report on Form 8-K dated as of December 20, 2001; and



- Current Report on Form 8-K dated as of February 27, 2002.


R&G Financial also incorporates by reference all documents filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and until all the shares being offered by this prospectus are sold.


R&G Financial will provide, at no cost, to each person, including a beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference, other than exhibits to these documents unless such exhibits are specifically incorporated by reference into such documents. Requests for copies should be directed to R&G Financial, Attention: Enrique Umpierre-Suarez, Secretary, 280 Jesus T. Pinero Avenue, San Juan, Puerto Rico 00918; telephone number: (787) 729-8200.


Where you can find more information

R&G Financial files annual, quarterly and current reports, proxy statements and other information with the Securities Exchange Commission. R&G Financial has also filed with the Securities Exchange Commission a Registration Statement on Form S-3, to register the Series D Preferred Stock being offered in this prospectus. This prospectus, which forms part of the Registration Statement, does not contain all of the information included in the Registration Statement. For further information about R&G Financial and the shares of Series D Preferred Stock offered in this prospectus, you should refer to the Registration Statement and its exhibits.

You may read and copy any document filed by R&G Financial with the Securities Exchange Commission at the Securities Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. R&G Financial files its Securities Exchange Commission materials electronically with the Securities Exchange Commission, so you can also review R&G Financial's filings by accessing the web site maintained by the Securities Exchange Commission at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities Exchange Commission.

Legal matters


The validity of the Series D Preferred Stock will be passed upon for R&G Financial by Kelley Drye & Warren LLP, Vienna, Virginia. The validity of the Series D Preferred Stock will be passed upon as to matters of Puerto Rico law for R&G Financial by McConnell Valdes, San Juan, Puerto Rico. Kelley Drye & Warren LLP will rely as to all matters of the laws of the Commonwealth of Puerto Rico upon the opinion of McConnell Valdes. The discussion of Puerto Rico and U.S. tax issues arising in connection with the Series D Preferred Stock has been provided by McConnell Valdes, San Juan, Puerto Rico, and by Kelley Drye & Warren LLP, Vienna, Virginia, respectively. As of the date of this prospectus, certain members of Kelley Drye & Warren LLP owned in the aggregate approximately 12,623 Class B Shares of R&G Financial's common stock. Certain legal matters will be passed upon for the underwriters by Fiddler Gonzalez & Rodriguez, LLP, San Juan, Puerto Rico.


Experts


The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K/A of R&G Financial Corporation for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                        (R&G FINANCIAL CORPORATION LOGO)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


SEC registration fee........................................  $  6,348.00
Nasdaq listing fee..........................................    55,000.00
NASD filing fee.............................................     7,400.00
Legal fees and expenses.....................................    83,000.00
Accounting fees and expenses................................    35,000.00
Printing....................................................    35,000.00
Miscellaneous expenses......................................     3,850.00
                                                              -----------
          Total.............................................  $232,625.00
                                                              ===========


---------------
* Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article VI of the Registrant's Bylaws provide as follows:

     6.1 Indemnification.

          (a) The Company shall indemnify, to the fullest extent authorized by the General Corporation Law of the Commonwealth of Puerto Rico, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee, or agent of the Company, or is or was serving at the written request of the Company as a director, officer, employer or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a matter he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, provided that the Company shall not be liable for any amounts which may be due to any person in connection with a settlement of any action, suit or proceeding effected without our prior written consent or any action, suit or proceeding initiated by any person seeking indemnification hereunder without our prior written consent. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or our equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, that such person had reasonable cause to believe that his conduct was unlawful.

          (b) The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in our favor by reason of the fact that he is or was a director, officer, employee, or agent of the Company, or is or was serving at the written request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circum-stances of the case, such person is fairly and reasonably entitled to indemnity for such expense which such court shall deem proper.

          (c) To the extent that a director, officer, employee, or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 6.1(a) or Section 6.1(b) of this Article VI, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under Section 6.1(a) or Section 6.1(b) of this
     Article VI (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth therein. Such determination shall be made (a) by our Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

          (e) The Company shall not be liable for any amounts which may be due to any person in connection with a settlement of any action, suit or proceeding initiated by any person seeking indemnification under this
     Article VI without our prior written consent.

     6.2 Advancement of Expenses. Reasonable expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding described in Section 6.1 may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by our Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorized in this Article VI.

     6.3 Other Rights and Remedies. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     6.4 Insurance. By action of our Board of Directors, notwithstanding any interest of the directors in the action, the Company may purchase and maintain insurance, in such amounts as our Board of Directors deems appropriate, on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the written request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power or would be required to indemnify him against such liability under the provisions of this Article VI or of the General Corporation Law of the Commonwealth of Puerto Rico, or of the laws of any other State or political dependency of the United States or foreign country as may be applicable.

     6.5 Modification. The duties of the Company to indemnify and to advance expenses to a director, officer, employee or agent provided in this Article VI shall be in the nature of a contract between the Company and each such person, and no amendment or repeal of any provision of this Article VI shall alter, to the detriment of such person, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal.

     An unofficial English translation of Article 4.08 of the General Corporation Law of 1995 of the Commonwealth of Puerto Rico provides:

          A. A corporation may indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that said person was or is a director, officer employee, or agent of the corporation, or was or is serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnification may include expenses reasonably incurred, including attorneys' fees, awards or judgments, fines and amounts paid in settlement of such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any legal action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, that the person did not have reasonable cause to believe that his conduct was unlawful.

          B. A corporation may indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to protect the interests of the corporation to procure a judgment in our favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnification may include expenses reasonably incurred, including attorneys' fees, in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in, and not opposed to, the best interests of the corporation. No indemnification shall be made in respect of any claim, matter or issue as to which such person shall have been adjudged to be liable to the corporation unless, upon application therefor, the court in which such action or suit was brought shall determine that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which such court shall deem proper, and only to the extent to which said court shall determine.

          C. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections A and B or in defense of any claim, matter or issue related thereto, he shall be indemnified against expenses reasonably incurred by him (including attorneys' fees) by reason of such action, suit or proceeding.

          D. Any indemnification under subsections A and B (except that ordered by a court) shall be made by the corporation, only as authorized in the specific case, upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections A and B of this article. Such determination shall be made:

             1. by our Board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, even if said directors constitute less than a quorum; or

             2. if there shall not be any such directors, or if such directors shall so determine by an independent legal counsel in a written opinion to such effect; or

             3. by the stockholders.

          E. Prior to the final disposition of such action, suit or proceeding, the corporation may pay in advance expenses incurred by an officer or director defending a civil or criminal action, suit or proceeding. Upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to such indemnification by the corporation, as authorized in this Article. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as our Board of directors deems convenient.

          F. The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement (of expenses) may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding such office.

          G. Every corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

          H. For purposes of this Article, "the corporation" shall be deemed to include, in addition to the resulting corporations, any corporation which is a party to any consolidation or merger that is absorbed in a consolidation or merger which, if its separate legal existence had continued, would have had the power and authority to indemnify our directors, officers, and employees or agents. So that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer or employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate legal existence had continued.

          I. For purposes of this Article, the term "other enterprises" shall include employee benefit plans. The term "fines" shall include any taxes assessed on a person with respect to any benefit or employee plan. The term "serving at the request of the corporation" shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee pension plan, its participants, or beneficiaries. A person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee pension plan shall further be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Article.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

     (a) List of Exhibits:

EXHIBIT
  NO.                                    EXHIBIT
-------                                  -------
 1.0       --  Form of Underwriting Agreement(12)
 2.1       --  Amended and Restated Agreement and Plan of Merger by and
               between R&G Financial Corporation, the Bank and R-G Interim
               Premier Bank, dated as of September 27, 1996(1)
 2.2       --  Agreement and Plan of Reorganization among R&G Financial
               Corporation, R&G Holdings Corporation, The Crown Group, Inc.
               and Crown Bank, a federal savings bank dated as of December
               19, 2001(2)
 3.1.0     --  Certificate of Incorporation of R&G Financial Corporation(3)
 3.1.1     --  Certificate of Amendment to Certificate of Incorporation of
               R&G Financial Corporation(2)
 3.1.2     --  Amended and Restated Certificate of Incorporation of R&G
               Financial Corporation(4)

EXHIBIT
  NO.                                    EXHIBIT
-------                                  -------
 3.1.3     --  Amendment to Amended and Restated Certificate of
               Incorporation of R&G Financial Corporation(5)
 3.1.4     --  Certificate of Resolutions designating the terms of the
               Series A Preferred Stock(6)
 3.1.5     --  Certificate of Resolutions designating the terms of the
               Series B Preferred Stock(7)
 3.1.6     --  Certificate of Resolutions designating the terms of the
               Series C Preferred Stock(8)
 3.1.7     --  Certificate of Resolutions designating the terms of the
               Series D Preferred Stock(12)
 3.2       --  Bylaws of R&G Financial Corporation(3)
 4.0       --  Specimen of Stock Certificate of R&G Financial
               Corporation(3)
 4.1       --  Form of Series A Preferred Stock Certificate of R&G
               Financial Corporation(9)
 4.2       --  Form of Series B Preferred Stock Certificate of R&G
               Financial Corporation(10)
 4.3       --  Form of Series C Preferred Stock Certificate of R&G
               Financial Corporation(11)
 4.4       --  Form of Series D Preferred Stock Certificate of R&G
               Financial Corporation(12)
 5.0       --  Opinion of Kelley Drye & Warren LLP re: legality of Series D
               Preferred Stock issuance
 5.1       --  Opinion of McConnell Valdes re: legality of Series D
               Preferred Stock issuance (as to matters of Puerto Rico Law)
 8.0       --  Opinion of McConnell Valdes re: certain Puerto Rico income tax consequences
 8.1       --  Opinion of Kelley Drye & Warren LLP re: certain federal income tax consequences
12.0       --  Computation of Ratio of Earnings to Fixed Charges and
               Preferred Stock Dividends(12)
23.1.1     --  Consent of Kelley Drye & Warren LLP (included in Exhibit 5.0 and 8.1)
23.1.2     --  Consent of McConnell Valdes (included in Exhibit 5.1 and
               8.0)
23.2       --  Consent of PricewaterhouseCoopers LLP
24.0       --  Power of Attorney (included in Signature Page of the
               Registration Statement)(12)

---------------

 (1) Incorporated by reference from the Registration Statement on Form S-4 Registration No. 333-13199) filed by the Registrant with the Securities and Exchange Commission ("SEC") on October 1, 1996.
 (2) Incorporated by reference from the Registrant's Current Report of Form 8-K filed with the SEC on December 20, 2001.
 (3) Incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-06245) filed by the Registrant with the SEC on June 18, 1996, as amended.
 (4) Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the SEC on November 19, 1999.
 (5) Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the SEC on June 12, 2001.
 (6) Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the SEC on August 31, 1998.
 (7) Incorporated by reference from the Registrants' Form 10-K filed with the SEC on April 13, 2000.
 (8) Incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-3 (File No. 333-55834), filed with the SEC on March 7, 2001.
 (9) Incorporated by reference from the Registrant's Registration Statement on Form S-3 (Registration No. 333-60923), as amended, filed with the SEC on August 7, 1998.
(10) Incorporated by reference from the Registrant's Registration Statement on Form S-3 (Registration No. 333-90463), filed with the SEC on November 5, 1999.
(11) Incorporated by reference from the Registrant's Registration Statement on Form S-3 (File No. 333-55834), filed with the SEC on February 16, 2001.
(12) Incorporated by reference from the Registrant's Registration Statement on Form S-3 (File No. 333-81214, filed with the SEC on January 22, 2002.

     (b) Financial Statement Schedules.

     No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement (File No. 333-81214) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Juan, Commonwealth of Puerto Rico on the 28th day of February of 2002.


                                          R&G FINANCIAL CORPORATION

                                          By: /s/ VICTOR J. GALAN
                                            ------------------------------------
                                            Victor J. Galan
                                            Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                        NAME                                      TITLE                    DATE
                        ----                                      -----                    ----
                 /s/ VICTOR J. GALAN                   Chairman of the Board, and    February 28, 2002
-----------------------------------------------------    Chief Executive Officer
                   Victor J. Galan                       (principal executive
                                                         officer)

                  /s/ RAMON PRATS*                     President and Director        February 28, 2002
-----------------------------------------------------
                     Ramon Prats

               /s/ JOSEPH R. SANDOVAL                  Senior Vice President and     February 28, 2002
-----------------------------------------------------    Chief Financial Officer
                 Joseph R. Sandoval                      (Principal financial and
                                                         accounting officer)

               /s/ ANA M. ARMENDARIZ*                  Director and Treasurer        February 28, 2002
-----------------------------------------------------
                  Ana M. Armendariz

            /s/ ENRIQUE UMPIERRE-SUAREZ*               Director and Secretary        February 28, 2002
-----------------------------------------------------
               Enrique Umpierre-Suarez

            /s/ VICTOR L. GALAN FUNDORA*               Director                      February 28, 2002
-----------------------------------------------------
               Victor L. Galan Fundora

                 /s/ PEDRO RAMIREZ*                    Director                      February 28, 2002
-----------------------------------------------------
                    Pedro Ramirez

              /s/ LAURENO CARUS ABARCA*                Director                      February 28, 2002
-----------------------------------------------------
                Laureno Carus Abarca

               /s/ EDUARDO MCCORMACK*                  Director                      February 28, 2002
-----------------------------------------------------
                  Eduardo McCormack

                        NAME                                      TITLE                    DATE
                        ----                                      -----                    ----

            /s/ GILBERTO RIVERA-ARREAGA*               Director                      February 28, 2002
-----------------------------------------------------
               Gilberto Rivera-Arreaga

              /s/ BENIGNO R. FERNANDEZ*                Director                      February 28, 2002
-----------------------------------------------------
                Benigno R. Fernandez

                /s/ ILEANA M. CARLO*                   Director                      February 28, 2002
-----------------------------------------------------
                   Ileana M. Carlo

                 /s/ ROBERTO GORBEA*                   Director                      February 28, 2002
-----------------------------------------------------
                   Roberto Gorbea


*By:               /s/ JOSEPH R. SANDOVAL
      ------------------------------------------------
                     Joseph R. Sandoval
                     Power of Attorney